CELERITEK





Celeritek emerged from 2002 with significant accomplishments:

we expanded our standard product offerings and sales channels, acquired leading integration technology, and became a more aggressive and diversified supplier in the marketplace.

Fiscal 2003 Annual Report


PROCESSED
AUG 27 2003
THOMSON
FINANCIAL

To Our Shareholders:

Fiscal 2003 was a disappointing year for Celeritek financially. Unfortunately, the continued weakness in the economy, and the telecommunications sector in particular, is reflected in our 2003 results. In response to these market changes, however, we have adjusted our strategies and have made good progress in implementing our recovery plan.

As competition in our industry increases, our customers are demanding standard, low cost, easy to use products, and we have developed and released products that meet that demand. The introduction of new standard products has increased our addressable market, which we believe will lead to increasing revenues and a return to profitability.

Our purchase of Tavanza, Inc., near the end of 2002, has provided us with a new, leading edge technology for packaging and integrating power amplifier modules for handsets. We can now provide our customers with the smallest (3mm x 3mm), lowest cost power amplifier module on the market today. We have received a very positive response to our samples of this new product from our customers and look forward to design wins in the near future.

We have also expanded our addressable market by developing new standard products for the infrastructure market and are helping our customers upgrade their systems at lower costs and with greater efficiencies.

To supplement our current selling organization, we have contracted with Richardson Electronics, the largest worldwide distributor of RF products, to help us increase our customer base. We also opened a sales and technical support office in Korea this year to ensure top quality customer service for our Asian customers.

The defense business is a stable and growing part of our business. We have been a leading provider of amplifiers to the defense community for over 18 years. Our success in this market was demonstrated again this year when we received two customer awards as vendor of the year for our exceptional performance.

Aggressive cost control measures such as closing our design center in Lincoln, United Kingdom, and restructuring our United States operations have helped us minimize losses during these difficult market conditions.

As always, increasing shareholder value is our major focus. We continue to review our corporate governance policies to ensure that we are providing our shareholders with the best in this critical area.

We are pleased that we have been able to reach an agreement with the Celeritek Shareholder Protective Committee and remove the uncertainty created by the proxy contest. Our objective is to do what is right for our shareholders, and we believe that our agreement with the Committee does just that.

With the advice and assistance of our new directors, we will continue to focus on delivering value to all of the company's shareholders. We will take the steps that we believe are in our shareholders' best interest and look forward to reporting on our progress along the way.



TAMER HUSSEINI
Chairman, President and
Chief Executive Officer

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2003

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission file number: 0-23576

Celeritek, Inc.

(Exact name of registrant as specified in its charter)

California	77-0057484
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

3236 Scott Boulevard, Santa Clara, California 95054
(Address of principal executive offices, including zip code)

Registrant's telephone number including area code: (408) 986-5060

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, no par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐.

Indicate by a check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the outstanding common equity held by non-affiliates of the registrant as of September 30, 2002 (the last business day of the registrant's most recently completed second fiscal quarter) was approximately $56,078,000. Shares of the registrant's common stock held by each executive officer and director and by each person who owns more than 5% of the registrant's outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

On May 23, 2003, approximately 12,344,819 shares of the registrant's Common Stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement to be filed pursuant to Regulation 14A promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, which is anticipated to be filed within 120 days after the end of the registrant's fiscal year ended March 31, 2003, are incorporated by reference in Part III of this Form 10-K.

PART I

The "Business" section and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in this Annual Report on Form 10-K contain forward-looking statements within the meaning of the Private-Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements regarding our expectations about: the implementation of 3G technologies; our intention to use our GaAs and integration expertise to address trends in the wireless communication markets; our ability to design products to address our customers' needs; our ability to become the leading provider of GaAs semiconductor components and GaAs-based subsystems for the wireless communications and defense markets and our ability to further penetrate our target markets; our strategy of vertical integration of design and manufacturing processes; forming lasting customer relationships; revenue from the wireless infrastructure market in fiscal 2004 and our decision not to pursue business in this market for our subsystem products; future semiconductor revenues; our expectations regarding the lack of recovery in the handset market in the upcoming fiscal year; research and development expenses in fiscal 2004; the competitive advantage resulting from our acquisition of Tavanza; selling our building in Lincoln, United Kingdom; expected cost savings as a result of our restructuring activities; and the sufficiency of our cash resources and borrowings available from our equipment financing sources to meet our liquidity requirements through at least the next twelve months. These, and other forward-looking statements, are subject to business and economic risks and uncertainties that could cause our actual results of operations to differ materially from those contained in the forward-looking statements. Please see the section of this Annual Report entitled "Risk Factors" for a description of the risks and uncertainties that could cause our actual results to differ materially from those contained in the forward-looking statements. Unless required by law, we undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise

Item 1. *Business*

Overview

Formed as a California corporation in 1984, we design and manufacture gallium arsenide, or GaAs, semiconductor components and GaAs-based subsystems used in the transmission of voice, video and data over wireless communication networks and systems. Our semiconductor products are designed to facilitate broadband voice and data transmission in mobile handsets and wireless communications network infrastructure. The focus of our GaAs semiconductor components has been mainly on power amplifier modules for mobile handsets, which employ code division multiple access, or CDMA, wireless technology. Our GaAs-based subsystems are used in a variety of defense applications such as tactical aircraft, ground based and ship board radar systems, electronic countermeasures and satellite communications systems.

The continued slowdown in the overall economy, and more particularly in the telecommunications industry, resulted in a challenging year for us in fiscal 2003. Although sales of semiconductor products for the handset market were strong in the first half of the year, our largest customer, Motorola, chose not to include our semiconductors in the next generation of its handset platforms, which resulted in lower semiconductor revenues in fiscal 2003 as compared to fiscal 2002. In addition, we formerly sold GaAs-based subsystems into both the commercial wireless infrastructure market and the defense market. Due to continued weakness in the telecommunications industry, we no longer supply subsystem products for use in the wireless infrastructure market. Defense revenues from subsystem products were flat in fiscal 2003 as compared to fiscal 2002 because of delayed funding of various defense programs due to the political uncertainties of the past year. As a result of this combination of factors, our revenues declined from $57.1 million in fiscal 2002 to $49.4 million in fiscal 2003 and we incurred a net loss of $17.0 million in fiscal 2003.

To better align our business with changing market conditions and to increase our addressable market, we have focused our semiconductor product design efforts on standard products for the handset and wireless infrastructure markets. To facilitate the sale of these products, we have supplemented our current sales organization by contracting with Richardson Electronics, Ltd. to distribute our products worldwide. We believe this combination of efforts is necessary for us to increase our market share, increase our revenue levels and return to profitability.

In October 2002, to accelerate our new product introductions for the handset market, we acquired Tavanza, Inc., a privately held, fabless designer of power amplifier modules and components for cellular and wireless LAN products. The total purchase price was $6.1 million, of which $4.4 million of in-process research and development was charged to earnings in the third quarter of fiscal 2003.

As a result of the decline in revenues in fiscal 2003, we closed our design center in Lincoln, United Kingdom, and restructured various operations in the United States, resulting in $2.8 million in special charges for operating lease and fixed asset impairments and employee termination charges in the third quarter of fiscal 2003. Our headcount has declined from 281 employees at March 31, 2002 to 221 employees at March 31, 2003.

Industry Background

Growth in the Wireless Communications Industry

The wireless communications industry has grown rapidly over the last decade as the result of technological advances, changes in telecommunications regulations and the allocation of radio spectrum. Wireless communications are used by consumers for mobile voice and data. Wireless communication is also an important element of modern networks as service providers are using wireless technology as an effective and less costly means of transmitting voice and data over portions of their networks.

The wireless communications market is constantly changing, with the advent of new applications such as digital wireless phones, personal communications systems (PCS), handheld navigation products based on the global positioning satellite (GPS) standard, satellite communications and wireless local area networks (WLAN).

The proliferation of some of these new applications has led to increased communication traffic causing a congestion of the existing assigned frequency bands. Consequently, wireless communications are moving to higher, less congested frequency bands. The advantages of wireless communications systems, as well as the increasing demand for wireless communications at higher frequency, continue to drive worldwide growth in existing systems and continue to drive the emergence of new markets and applications.

Challenges Facing Mobile Handset Manufacturers

Consumer demand for smaller handset size, longer battery life and additional services such as data access, has increased the complexity of mobile handsets. The increased functionality of these devices, combined with customer demand for smaller handset size, means that manufacturers of mobile handsets must add more components to existing devices without compromising size and weight. Many manufacturers are seeking to find third party providers that have both semiconductor and systems level expertise to design and supply these solutions. Also, these factors have caused some mobile handset manufacturers to look to higher levels of integration for components. In addition to performance advantages, the integration of these components permits manufacturers to reduce both the parts count and the number of suppliers.

Handset manufacturers also must adapt to changing wireless technologies. The two primary digital wireless technologies are known as code division multiple access, or CDMA, and time division multiple access, or TDMA, which includes a variation called global system for mobile communications, or GSM. TDMA, including GSM, is currently the most widely used digital wireless technology, although CDMA is the fastest growing technology due primarily to its clearer signal and greater capacity for the transmission of data.

The next generation of wireless technology, known as third generation technology or 3G, is expected to be based on CDMA technology. 3G technologies are being designed to provide increased capacity, high bandwidth for multimedia applications and global roaming capabilities. The increased capacity and data speeds of 3G networks are expected to permit wireless transmission of integrated voice, video and data traffic. With speeds up to 2 megabits per second, or Mbps, which is 30 times faster then a typical 56 kilobits per second, or Kbps, modem, applications such as broadband wireless access to the Internet and mobile video conferencing are expected to become a reality. We believe service providers should be able to implement this technology with new infrastructure or as an equipment overlay to existing networks. Service providers are expected to begin to upgrade their networks to 3G levels over the next few years, and regulatory agencies in some countries have allocated additional frequency bands for 3G services. To date, however, the market transition to 2.5G and 3G technology has not proceeded as rapidly as the industry expected.

Wireless Infrastructure Network Buildout

In recent years service providers have been upgrading their existing networks or developing new networks to take advantage of new wireless technologies as they emerge. Service providers must choose between constructing their networks using traditional wireline infrastructure, wireless infrastructure or a combination of both. Traditional wireline connectivity solutions typically require significant installation periods and may be relatively expensive to install. Many service providers are installing wireless networks because they are generally faster to install and may be less expensive than traditional wireline networks. As a result, many service providers are deploying wireless networks as an alternative to the construction of traditional wireline networks. Notwithstanding the relatively lower cost of wireless networks, there is still a significant period of investment in network installation before subscriber revenues reach a substantial level. Many service providers have continued to deferred capital expenditures in 2002, upgrading rather than replacing equipment, because of the current depressed state of the telecommunications industry.

GaAs Semiconductor Components Increasingly Address the Requirements of Broadband Wireless Systems

Manufacturers of mobile handsets and telecommunications systems are increasingly looking to GaAs solutions because of their requirements for efficient power consumption and faster integrated circuits for high bandwidth, high performance communications products. GaAs has inherent physical properties that allow electrons to move several times faster than does silicon. This translates into improved linear efficiency and higher frequency performance. The ***linearity,*** or ability to amplify a signal with minimal distortion, and ***efficiency,*** a measure of the strength of an amplified signal relative to the amount of power consumed, are criteria that become more challenging to establish in broadband wireless applications. For example, GaAs semiconductor components in mobile handsets used in transmitter applications are more power efficient than silicon based components. This efficiency allows for longer battery life or use of smaller batteries.

Defense Electronics Market

Military forces worldwide are dependant on sophisticated electronic equipment. Military aircraft and naval vessels generally contain extensive electronic countermeasure equipment for defense against enemy missile and radar systems. These systems typically provide protection for the aircraft or the ship from incoming enemy missiles by jamming the missile tracking systems through various RF and microwave signal processing techniques. Major missile systems such as the Air-to-Air Missile (AMRAAM), Patriot Ground-to-Air Missile and Theater High Altitude Area Defense (THAAD) also require sophisticated signal processing equipment for targeting and guidance purposes. Amplifiers are key transceiver components that determine many of the basic performance characteristics of a signal processing system. Low noise amplifiers are used to receive low-level signals and increase their level to a usable range. Power amplifiers are used to increase signal level to the required transmission power range. For missile guidance and radar applications, broadband amplifiers capable of receiving a range of frequencies are necessary given that the incoming frequencies are not known in advance.

The Celeritek Solution

We design and manufacture GaAs semiconductor components and GaAs-based subsystems used in the transmission of voice, video and data over wireless communication networks and defense communications systems. Our products are designed to facilitate broadband voice and data transmission in mobile handsets, wireless communications networks and defense applications. We believe our core competencies, as outlined below, enable us to successfully address the existing and emerging opportunities in our target market:

Extensive Expertise in GaAs Technologies

We believe our 18 years of experience with GaAs technology enables us to manufacture high performance GaAs semiconductor components and GaAs-based subsystems. Our expertise allows us to deliver high quality products to our customers by incorporating the latest GaAs technology with advanced manufacturing techniques. In particular, we are able to manufacture GaAs semiconductor components that meet the more challenging CDMA linearity requirements, as well as TDMA requirements. This ability stems from our proficiency with different GaAs semiconductor processes, such as metal semiconductor field effect transistor, or MESFET, pseudo-morphic high electron mobility transistor, or pHEMT, and the indium gallium phosphide method of heterojunction bipolar transistor, or InGaP HBT.

Millimeter Wave Frequency Expertise

Many of our subsystem products operate in millimeter wave frequency ranges as high as 40 gigahertz, or GHz. Higher frequencies offer more data transmission capacity. Wireless solutions at these frequencies require individual building blocks with demanding tolerances and specifications, which can be difficult to produce in volume. We believe our circuit design expertise, internally produced GaAs semiconductor components, extensive experience and understanding in how to better integrate functionality at these frequencies provides us with a technical advantage. We believe that our expertise results in simpler, more robust, and higher performance solutions for our subsystem customers.

Linear Efficiency Expertise

We have developed technology competencies in multiple disciplines, including pHEMT and InGaP HBT GaAs technologies, which enable us to achieve high linear efficiency in our GaAs semiconductor components and GaAs-based subsystems. These competencies and disciplines include RF integrated circuit technology, solid state device physics, thermal mechanical packaging design, advance circuit design, linearity enhancement techniques, advanced signal processing techniques, and computer aided design and modeling. We believe the linear efficiency of GaAs allows our subsystem products to be packaged in smaller enclosures due to a reduced need for heat removal. We also believe our linear efficiency expertise provides us with an important technology advantage, particularly with respect to products addressing the rapidly growing CDMA market. CDMA tends to have more stringent power requirements than other digital standards and is very sensitive to any distortion, which places greater demands on the linearity characteristics of CDMA power amplifiers.

Vertically Integrated Manufacturing

The vertical integration of our design and production process improves our ability to address wireless equipment providers' quantity and time to market requirements for GaAs semiconductor components and GaAs-based subsystems. We believe our in-house ability to design and manufacture our products in a modular fashion is critical to introduce new products meeting the evolving needs of our customers in a rapid and cost effective manner. We also design our products to be manufactured in high volumes in modular manufacturing lines, which we believe improves our ability to secure volume orders from our customers. In addition, common architectures are used for multiple applications resulting in faster development times and manufacturing efficiencies associated with common material content. We have developed relationships with third party manufacturers throughout our supply chain, in order to improve our ability to increase volume production to meet customers' needs and optimize the utilization of our in-house capacity.

Design Expertise

Our expertise in RF and microwave design allows us to effectively select and integrate appropriate circuit blocks to achieve high-level functionality with cost-effective performance for our customers. This is typically a very difficult problem as bandwidth, or data rate, requirements of these systems increase. We believe our technical advantage stems from selecting appropriate high-level functionality with low parts count and complexity. This advantage translates into reliable, simple and more manufacturable products. In addition to the vertical integration benefits that come from our in-house GaAs fabrication, we also produce our own circuits and components for subsystem applications. These capabilities support higher levels of integration for our products. For example, our design expertise enabled us to develop our semiconductor InGaP HBT power modules for mobile handsets.

Strategy

Our objective is to become the leading provider of GaAs semiconductor components and GaAs-based subsystems for the wireless communications and defense markets. We target leading OEMs in growing voice and data driven markets and align our technologies and products to address their needs. The following are the key elements of our strategy:

Leverage our Expertise in Linear Efficient GaAs Technology and Integration

We intend to continue to use our expertise in GaAs and integration to address emerging trends in wireless communication markets. For example, our new 3mm x 3mm InGaP HBT power amplifier modules offer our mobile handset customers an integrated solution involving fewer parts, greater ease of use, smaller size and higher linear efficiency as compared to other power amplifier modules currently on the market. We believe our modules will also address our customers' needs for reduced parts count and number of suppliers. Also, to better align our business with changing market conditions and to increase our addressable market, we have focused our semiconductor product design efforts on standard products for the handset and wireless infrastructure markets. To facilitate the sale of these products, we have supplemented our current sales organization by contracting with Richardson Electronics, Ltd. to distribute our products worldwide. We believe this combination of efforts is necessary for us to increase our market share, increase our revenue levels and return to profitability. Our GaAs-based subsystem products, such as our amplifiers for defense products, integrate circuits produced in-house and GaAs semiconductor components to address customer demand for compact subsystems.

Further Penetrate Broadband Markets

We target both existing and emerging high-growth wireless communications markets. We seek to further increase the penetration of our GaAs semiconductor components in the existing and growing voice driven market for mobile handsets. Our strategy is to further penetrate emerging wireless communications markets, which include data handsets, wireless local area networks (WLAN) and network infrastructure.

We believe frequencies and, correspondingly, data rates in the WLAN market will increase with the acceptance of new standards. For example, the current standard, 802.11b, operates at 2.4 GHz and has data rates up to 11 MBps and the newer standard, 802.11a, operates at 5 GHz and has data rates up to 54 MBps. We believe our GaAs processing and high frequency design expertise will allow us to develop products for this market that have excellent linearity and lower power consumption.

Capitalize on Vertical Integration in Design and Manufacturing of Integrated Components

We are currently pursuing a strategy of vertical integration of our design and manufacturing processes, from design and development of the semiconductor integrated circuit through assembly and automated testing. We believe our expertise in the design and manufacturing of integrated components benefits us in the wireless subsystems market because GaAs semiconductor components are a critical part of these GaAs-based subsystems. We also believe our control over each of these steps contributes to improved linear efficiency, shortens our time to market, reduces unit costs and increases our control over quality and reliability.

Expand Relationships with Leading Worldwide Manufacturers of Mobile Handsets, Wireless Local Area Networks, Network Infrastructure Equipment and Defense Systems

Our strategy is to form lasting customer relationships by working closely with our customers early in the development process. By working with our customers throughout the entire development process, we believe we are able to provide final solutions tailored to their cost and performance goals. We believe that our customer relationships also allow us to develop insight into their requirements and to design specific products that meet their needs by rapidly delivering product designs and volume production. In addition, we do not generally compete with our customers and we believe, as a result, they are more willing to openly discuss with us their proprietary technologies and development plans.

Build on Expertise in Broadband Microwave Amplifiers to Develop Multifunction Assemblies for the Defense Market

We target defense electronics programs such as missile guidance, radar and satellite systems in which microwave signal processing expertise is a key performance factor. Our strategy is to build on our expertise in broadband microwave amplifiers to develop multifunction assemblies to increase our available market.

Products

GaAs Semiconductor Components

We offer our GaAs semiconductor components to customers for use in the wireless communications markets, and integrate them into our own GaAs-based subsystems.

Market	Semiconductor Components	Applications	Product Benefits
Mobile Handsets	◦ Power amplifier RFICs ◦ HBT Power Modules ◦ Driver RFICs	Transmitter portion of cellular and PCS CDMA, TDMA, and, in the future, 3G mobile handsets, for voice and data	◦ Lengthens talk time ◦ Increases data capacity ◦ Decreases size of handsets ◦ Decreases battery voltage ◦ Increases integration
Wireless Infrastructure	◦ Power amplifier RFICs ◦ Power transistors ◦ Low noise transistors	Transmitter and receiver portions of cellular, GSM, and PCS wireless infrastructure equipment	◦ Increases range ◦ Increases data capacity ◦ Reduces size of base stations
Fixed Wireless and WLAN 802.11 a/b/g	◦ Power amplifier RFICs ◦ Power transistors ◦ Low noise transistors ◦ Driver RFICs ◦ Transmit/receive switches ◦ Diversity switches	Transmitter portion of 1.9 GHz, 2.4 GHz, 3.5 GHz and 5.8 GHz fixed wireless base stations and subscriber terminals	◦ Increases data capacity ◦ Lengthens battery back up ◦ Reduces size of base stations
Test and Measurement Equipment	◦ Frequency Multiplexers • Switch filters	Broadband frequency sources and RF analyzers	◦ Increase frequency range and performance
Point to Point and Point to Multipoint	◦ Millimeter wave microwave monolithic integrated circuits (MMICs)	Transmitter and receiver portions of our GaAs-based subsystems	◦ Provides a secure source of supply and reduces the cost of our GaAs-based subsystems

Market	Semiconductor Components	Applications	Product Benefits
Satellite(1)	• Microwave and millimeter wave MMICs	Transmitter portion of ground-based satellite.	• Increases reliability • Increases integration
Fiber Optic(1)	• Driver amplifier MMICs	OC-192, 40 GHz fiber optic external modulator applications	• Increases data capacity • Reduces data errors
CATV(1)	• High gain, high dynamic range amplifiers	CATV distribution cable modem and laser diode drivers	• Lowers distortion • Reduces installation costs

(1) Products that are not currently generating material revenue.

Revenue from semiconductor components was $29.3 million in fiscal 2003, $30.4 million in fiscal 2002 and $42.0 million in fiscal 2001. The majority of our revenue from semiconductor products in fiscal 2003 was derived from products we supplied to the handset market. Although the wireless infrastructure market is currently in a downturn, we have historically generated a significant portion of our revenue from that market. We believe the other markets in the table provide opportunities for us to expand our customer base as we are developing new products.

GaAs-based Subsystems

Our GaAs-based subsystems address a variety of demands from the defense electronics market.

Market	Subsystem Product	Applications	Product Benefits

Defense	• Amplifiers
	  • Low noise
	  • Low phase noise
	  • Power
	  • Limiting
	• Switches
	• Down converters
	• Up converters
	• Phase locked oscillators
	• Variable attenuators
	• Phase compensators
	• Equalizer
	• Filters
	• Power and control functions
	• Multi-function modules
	• Power dividers
	• Couplers
		Electronic countermeasures, warning systems and radar decoys	• Increases integration
			• Lower costs
			• Ease of use

Revenue from GaAs-based subsystems was $20.1 million in fiscal 2003, $26.7 million in fiscal 2002 and $43.1 million in fiscal 2001.

Customers

We sell our GaAs semiconductor components and GaAs-based subsystems primarily to defense and commercial OEMs, who integrate these products into wireless mobile handsets, wireless infrastructure networks and defense systems.

A relatively limited number of customers have historically accounted for a substantial portion of our sales. During the fiscal year ended March 31, 2003, Motorola accounted for approximately 41% of net sales. During the fiscal year ended March 31, 2002, Motorola accounted for approximately 43% of net sales. During the fiscal year ended March 31, 2001, Motorola accounted for approximately 21% of net sales, and DMC Stratex Network accounted for approximately 10% of net sales. Sales to our top ten customers accounted for approximately 75% of our net sales in fiscal 2003, 76% of our net sales in fiscal 2002 and 72% of our net sales in fiscal 2001. We expect that sales of our products to a limited number of customers will continue to account for a high percentage of our sales in the foreseeable future, although, as discussed elsewhere in this annual report, Motorola chose not to include our semiconductors in the next generation of its handset platforms. Please see the section of this report entitled "Risk Factors" for a description of risks related to our backlog and customer concentration.

In fiscal 2003, sales to international customers were $33.1 million, which accounted for 67% of net sales. In fiscal 2002, sales to international customers were $17.5 million, which accounted for 31% of net sales. In fiscal 2001 sales to international customers were $35.3 million, which accounted for 41% of net sales. In addition, many of our domestic customers sell their products outside of the United States. For a breakdown of our international sales by region, please see Note 15 to our financial statements included in this report. The increase in sales to China was the result of Motorola transferring production of the handset, which our power amplifiers were used in, from Mexico to China. Please also see the section of this report entitled "Risk Factors" for a description of risks related to our international sales and operations.

Technology

We utilize GaAs technology expertise, advanced integration and packaging technologies, RF and microwave circuit design and high frequency competency to offer what we believe are superior wireless solutions. We also employ advanced simulation and modeling tools to offer wireless customers advanced semiconductor RF integrated circuits, or RFICs, and power amplifier modules, as well as GaAs-based subsystems that bring the benefits of the latest technologies to market quickly.

Gallium Arsenide

GaAs is a semiconductor material that has an electron mobility several times faster than silicon. As a result, it is possible to design GaAs circuits that operate at significantly higher frequencies than silicon circuits. GaAs circuits can be designed to consume less power, amplify with more linearity, and operate more efficiently at lower voltages than silicon circuits. This means that transceiver products operate with smaller batteries for a longer period of time. Low voltage linear efficiency makes GaAs circuits well suited for power amplifiers operating in CDMA, TDMA and 3G systems. High frequency GaAs technology supports millimeter wave MMICs for transceivers and other components for integration into GaAs-based subsystem products. High frequency GaAs technology also facilitates the support of the high-speed fiber optic market. Our GaAs technology provides repeatability and control through our proprietary 0.25 micron semiconductor fabrication process.

GaAs Processes

We utilize a broad range of GaAs production processes, which provide us with flexibility in designing products to suit the needs of our customers, including the following:

- Metal semiconductor field effect transistor, or MESFET, is a production process characterized by lower initial wafer costs and fewer processing steps than newer processes, such as InGaP HBT. Semiconductor products manufactured using MESFET need two power supplies, a positive and negative, and have a larger die size. These products are generally used in infrastructure and defense applications.

- Pseudo-morphic high electron mobility transistor, or pHEMT, is a production process characterized by low voltage and high frequency performance, which is superior to the MESFET process. pHEMT also requires a positive and negative power supply like MESFET. pHEMT is used in amplifiers for infrastructure applications, satellite ground-based applications and defense products.

- Heterojunction bipolar transistor, or HBT, processes have a bipolar structure, similar to that used in traditional high frequency analog applications, rather than the FET structure utilized in MESFET and pHEMT processes. The bipolar structure of HBT enables the use of a single power supply and can be disabled with a digital control signal in contrast with MESFET and pHEMT, both of which require two supplies and supply switching components. Additionally, HBT devices generally have superior linear efficiency relative to MESFET and pHEMT. HBT devices generally involve more processing steps than MESFET or pHEMT processes, which tend to make the cost of processing a single wafer more expensive. However, the smaller die size of an HBT device, and therefore the greater number of devices per wafer, tend to offset this additional cost. These devices are used in current generation CDMA power amplifier modules.

InGaP HBT versus AlGaAs HBT

The most commonly utilized HBT process today uses aluminum to create aluminum GaAs, or AlGaAs. Our HBT process uses indium and phosphide to create indium gallium phosphide, or InGaP. The primary advantages of InGaP are better performance over temperature, reliability and low voltage linear efficiency. As a result, we believe InGaP is the preferred technology for CDMA broadband applications.

Integration Expertise

We have developed technologies to enhance our expertise at higher levels of integration. We believe these technologies allow us to offer a higher level of functionality, in smaller form factors, to our customers.

Modular Design. Our subsystem assemblies use modular building blocks to provide high-level functionality. These assemblies are produced with common system architectures for multiple applications to enable cost effective and flexible integration. Our module products can use a common die supply for multiple applications allowing us to dynamically allocate material as demand changes.

Packaging

We have developed proprietary RFIC and power module packaging techniques to enhance the linear efficiency of our products, while using commercially available cost effective manufacturing processes. These packaging technologies are compatible with subcontract assembly capacity, and offer reduced size, and higher levels of functionality to our customers.

Low Phase Noise Sources

We have developed a proprietary approach to produce low phase noise sources to support high capacity wireless data applications. The approach is designed to be a cost effective and robust design. We believe our approach offers a technical advantage over competing approaches, which when subjected to vibration, can induce critical errors in high capacity data transmission at millimeter wave frequencies.

Simulation and Modeling

We believe that our long history of solving complex integration problems gives us a strong basis from which to address new applications. This experience is enhanced with in-house and commercially available simulation techniques. For example, we have an advanced non-linear model for InGaP HBT that enables better prediction of end performance on a first design attempt.

Amplifier

Linear amplifiers amplify signals so that they will have sufficient strength to reach the next location, but do so in such a way as to not induce distortion in transmitted voice or data. Amplifiers are typically the most challenging component in any RF and microwave system. They were our first product and continue to be a core technology. Millimeter wave power amplifiers up to one watt of power are needed for higher bandwidth voice and data applications, and our expertise in this area enables these applications to transmit higher capacity data. GaAs semiconductor RFICs and power amplifier modules are an important part of the transmit chain in a handset, and we believe our leadership in linear efficiency in this product area is a result of amplifier technology which in turn enables higher capacity mobile voice and data solutions.

Millimeter Wave

We have developed millimeter wave technologies to help simplify and improve the performance of our components. These include careful control over the geometries to produce GaAs MMICs with our 0.25 micron semiconductor fabrication process, tolerance control over in-house thin film circuits, and correct circuit implementations that allow centering of design performance to specifications.

Sales and Marketing

We market our products worldwide to customers in commercial markets and prime contractors in the defense industry, primarily through a network of manufacturers' representatives managed by our internal sales force. As of March 31, 2003, we had contracts with 10 manufacturers' representatives in the United States and 9 international representatives located in Western Europe, the Middle East and Asia. As part of our marketing efforts, we advertise in major trade publications and attend major industry shows.

In the fourth quarter of fiscal 2003, to facilitate the sales of our new standard products, we supplemented our current sales organization by entering into an agreement with Richardson Electronics Ltd. to distribute our products worldwide. Sales to Richardson were not significant in fiscal 2003, but we believe the agreement with Richardson will allow us to market our products to a wider customer base.

After we have identified key potential customers in our market segments, we make sales calls with our manufacturers' representatives and our own sales, management and engineering personnel. Many of the companies entering the wireless communications markets possess expertise in digital processing and wired systems but relatively little experience in analog signal processing and wireless transmission. To promote widespread acceptance of our transceiver products and provide customers with support for their wireless transmission needs, our sales and engineering teams work closely with our customers to develop tailored solutions to these needs.

Backlog

We generally include in our backlog all purchase orders and contracts for products with requested delivery dates within one year.

Our backlog at March 31, 2003 was approximately $10.4 million, of which 88% was from defense customers and 12% was from commercial customers. The backlog at March 31, 2002 was $28.0 million. Generally, purchase orders in our backlog are subject to cancellation without penalty at the option of the customer, and from time to time we have experienced cancellation of orders in backlog. In the fourth quarter of fiscal 2001 and throughout fiscal 2002, a significant portion of our backlog was cancelled due to changing market conditions. Some of our customers in the wireless infrastructure market delayed and cancelled long-standing contracts in response to declining market demand.

Most of our quarterly net sales have resulted from orders obtained in prior quarters. Our backlog is subject to fluctuations and is not necessarily indicative of our future sales. There can be no assurance that current backlog will necessarily lead to sales in any future period.

Research and Development

Our research and development efforts are focused on the design of new GaAs semiconductor components and GaAs-based subsystems, improvement of existing device performance, process improvements in GaAs wafer fabrication and improvements in packaging and integration. As of March 31, 2003, we employed 51 people to support our research and development efforts. In addition to their design and development activities, the engineering staff participates with our marketing department in proposal preparation and applications support for customers. We have developed an extensive library of circuit designs and architectures that can be integrated into higher level systems. We believe our ability to leverage this library of modules reduces product time to market and development costs.

In the third quarter of fiscal 2003, in response to current market conditions, we closed one of our design centers in the United Kingdom and terminated 8 employees. We also purchased Tavanza, Inc., a privately held, fabless designer of power amplifier modules and components for cellular and wireless LAN products. As a result of this acquisition, we increased our engineering staff and broadened the skills in our research and development group.

Our total expenses for research and development were $10.8 million for the fiscal year ended March 31, 2003, $9.2 million for the fiscal year ended March 31, 2002 and $10.2 million for the fiscal year ended March 31, 2001.

Manufacturing

We manufacture our GaAs semiconductor components and GaAs-based subsystems, and in addition, supplement our manufacturing capacity by selectively outsourcing wafer fabrication, assembly and test manufacturing functions to third parties. Our manufacturing lines are designed to meet increased customer demand without sacrificing our high quality standards. Our manufacturing strategy consists of five key elements:

- control and optimization of the key technologies and manufacturing processes at all levels of vertical integration;
- multiple sourcing where possible in the supply line for outside purchased material and strategic development of vendors;
- commonality in design to leverage common materials and processes;
- strategic use of subcontract services to optimize internal utilization and provide additional capacity as needed; and
- use of modular manufacturing lines, using commercially available equipment, and low risk proven processes.

We maintain manufacturing control of our products through the use of our in-house GaAs wafer production facility. The fabrication of semiconductor products is highly complex and sensitive to dust and other contaminants, requiring production in a highly controlled, clean environment. Our facility includes clean rooms with class 10 performance for fabrication operations. A class 10 clean room has no more than ten particles larger than 0.5 microns in size per cubic foot of air. To maximize wafer yields and quality, we test our products at various stages in the fabrication process, maintain reliability monitoring, and conduct numerous quality control inspections throughout the entire production flow using analytical manufacturing controls.

In addition to fabricating our own GaAs semiconductor components, we have the ability to outsource a portion of the semiconductor fabrication to a subcontractor foundry. We believe that having the ability to outsource a portion of the fabrication allows us to achieve benefits. For example, outsourcing provides us with a redundant source of semiconductors. In addition, it allows us to better use our own facility by providing us with an increased ability to manage our in-house capacity. Further, the ability to outsource a portion of the fabrication allows us to recognize cost efficiencies that may be present to a greater degree in the independent subcontract fabrication facility.

We use a number of third party vendors in Asia to package and test our GaAs semiconductor components. Although we strive to maintain more than one vendor for each process, this is not always possible due to volume and quality issues. To the extent that any of the vendors are not able to provide a sufficient level of service with an acceptable quality level, we could have difficulty meeting our delivery commitments, which could seriously harm our business and operating results.

We use our high frequency test expertise to test our high volume RFICs, power amplifier modules, and subsystem products. We believe our test process results in higher throughput, shorter cycle times and overall capacity control. Test equipment is commercially available and supports the need to scale capacity to meet increased demand. Internal test capability is also augmented with offshore subcontractors.

We acquire some of the components for our existing products from single sources, and some of the other components for our products are presently available or acquired only from a limited number of suppliers. For example, our single-sourced components include millimeter wave components and semiconductor packages.

Competition

Our current and potential competitors include specialized manufacturers of RF and microwave signal processing components, large vertically integrated systems producers that manufacture their own GaAs components, and independent suppliers of silicon and GaAs integrated circuits that compete with our GaAs devices. Furthermore, we currently supply components to customers that are continuously evaluating whether to manufacture their own components or purchase them from outside sources. We expect significantly increased competition both from existing competitors and a number of companies that may enter the wireless communications market.

In the semiconductor product market, we compete primarily with ANADIGICS, RF Micro Devices, Skyworks Solutions and TriQuint Semiconductor. In the area of subsystems products, we compete primarily with CTT, M/A-COM, Miteq, and Remec.

We believe that competition in our markets is based primarily on price, performance, security of supply, the ability to support rapid development cycles, and design wins. Many of our current and potential competitors have significantly greater financial, technical, manufacturing and marketing resources than we have and have achieved market acceptance of their existing technologies. We cannot assure you that we will be able to compete successfully with our existing or new competitors. If we are unable to compete successfully in the future, our business, operating results and financial condition will be harmed.

Government Regulation

Our products are incorporated into wireless communications systems that are subject to various United States regulations and similar laws and regulations adopted by regulatory authorities in other countries. Regulatory changes, including changes in the allocation of available frequency spectrum, could significantly impact our operations by restricting development efforts by our customers, making obsolete current products or increasing the opportunity for additional competition. Changes in, or the failure to comply with, applicable domestic and international regulations could have an adverse effect on our business, operating results and financial condition. In addition, the increasing demand for wireless communications has exerted pressure on regulatory bodies worldwide to adopt new standards for these products and services, generally following extensive investigation of and deliberation over competing technologies. The delays inherent in this government approval process have caused in the past, and may cause in the future, the cancellation, postponement or rescheduling of the installation of communications systems by our customers, which in turn may negatively affect the sale of our products to those customers. We are also subject to a variety of federal, state, and local laws, rules and regulations related to the discharge and disposal of toxic, volatile and other hazardous chemicals used in our manufacturing process. Any failure to comply with such requirements currently in effect or subsequently adopted could result in the imposition of fines on us, the suspension of production or a cessation of operations. In addition, such requirements could restrict our ability to expand our facilities or require us to acquire costly equipment or incur other significant expenses to comply with environmental regulations or clean up discharges. We believe that costs arising from existing environmental laws will not have a material adverse effect on our financial position or results of operations. However, environmental laws may become more stringent in the future and may require us to incur significant expenses in the future to maintain our compliance.

Proprietary Rights

Our ability to compete depends, in part, on our ability to obtain and enforce intellectual property protection for our technology in the United States and internationally. Although we have several patent applications pending related to the Tavanza acquisition, we currently rely primarily on a combination of trade secrets, copyrights, trademarks and contractual rights to protect our intellectual property. To protect our trade secrets and other proprietary information, we require our employees to sign agreements providing for maintenance of confidentiality and also the assignment of rights to inventions made by them while in our employ.

The steps taken by us may be inadequate to deter misappropriation or impede third party development of our technology. In addition, the laws of some foreign countries in which our products are or may be sold do not protect our intellectual property rights to the same extent, as do the laws of the United States. Our failure to protect our proprietary information could cause our business and operating results to suffer.

From time to time, third parties have asserted exclusive patent, copyright and other intellectual property rights to technologies that are used in our business. We cannot assure you that third parties will not assert infringement claims against us in the future, that assertions by third parties will not result in costly litigation or that we would prevail in any litigation or be able to license any valid and infringed patents from third parties on commercially reasonable terms or at all. Litigation, regardless of its outcome, could result in substantial cost and diversion of our resources. Any infringement claim or other litigation against or by us could seriously harm our business and operating results.

Employees

As of March 31, 2003, we had a total of 221 employees including 9 in marketing, sales and related customer support services, 51 in research and development, 143 in manufacturing and 18 in administration and finance. None of our employees are represented by a labor union. We consider our relations with our employees to be good.

Raw Materials

We acquire some of the components for our existing products from single sources, and some of the other components for our products are presently available or acquired only from a limited number of suppliers. For example, our single-sourced components include millimeter wave components and semiconductor packages. In the event that any of these suppliers are unable to fulfill our requirements in a timely manner, we may experience an interruption in production until we locate alternative sources of supply. If we encounter shortages in component supply, we may be forced to adjust our product designs and production schedules. The failure of one or more of our key suppliers or vendors to fulfill our orders in a timely manner and with acceptable quality and yields could cause us to not meet our contractual obligations, could damage our customer relationships and could harm our business. For example, a single-sourced supplier of substrates ceased operations at the end of the second quarter of fiscal 2002, but we were able to find a replacement supplier. If we had not been able to find another supplier, the delivery of our products to our customers, including our major customers, would have been delayed and our relationship with such customers would have been harmed and our business would have suffered.

Where You Can Find More Information

We make our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to such reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act, available, free of charge, on or through our Internet website located at www.celeritek.com, as soon as reasonably practicable after they are filed with or furnished to the SEC.

Executive Officers of the Registrant

Our executive officers as of March 31, 2003 are as follows:

Name	Age	Position
Tamer Husseini	60	Chairman, President and Chief Executive Officer
Margaret E. Smith	55	Vice President, Finance and Chief Financial Officer
Gary J. Policky	61	Vice President, Engineering and Chief Technical Officer
Richard G. Finney	53	Vice President, Subsystem Division
Perry A. Denning	56	Vice President, Semiconductor Division
Thurman Dobbs	59	Vice President, Sales
Damian M. McCann	41	Vice President, Advanced Marketing and Technology

Tamer Husseini, a founder of our company, has served as our Chairman of the Board, President and Chief Executive Officer since our organization in 1984. Prior to founding our company, Mr. Husseini was employed by Granger Associates, a telecommunications company, as Vice President from 1982 until 1984. Before joining Granger Associates, Mr. Husseini was employed by Avantek, Inc., a manufacturer of integrated circuits and components for wireless communications applications and now a division of Hewlett-Packard Company, from 1972 until 1982, most recently as General Manager of the Microwave Transistor Division.

Margaret E. Smith joined us in November 1989 as Controller and served as Vice President, Finance and Chief Financial Officer from January 1994 until December 1998. After a brief departure, Ms. Smith rejoined us in November 1999, again as Vice President, Finance and Chief Financial Officer. Prior to joining us, Ms. Smith was employed by Avantek from 1980 until September 1989 where she served most recently as a Divisional Controller.

Gary J. Policky, a founder of our company, has served as Vice President, Signal Processing Operations since our organization in 1984. In 1997, Mr. Policky was appointed Vice President, Engineering and Chief Technical Officer. Prior to founding our company, Mr. Policky was employed from 1969 until 1984 at Avantek as Engineering Manager of Microwave Components and Amplifiers.

Richard G. Finney joined us in 1985 as Director of Manufacturing and has served as Vice President, Manufacturing from January 1996 to 1997. In 1997, Mr. Finney was appointed Vice President, Subsystem Division. Prior to joining us, Mr. Finney was employed by Loral, Western Operations in 1984 as Director of Operations. Before joining Loral, Western Operations, Mr. Finney was employed by Avantek from 1974 to 1984, most recently as a manufacturing manager.

Perry A. Denning joined us in July 1997 as Vice President, Semiconductor Division. Prior to joining us, Mr. Denning was employed by Monolithic Systems Technology, Inc. as the Vice President of Operations. Before joining Monolithic Systems, Mr. Denning worked for 13 years for VLSI Technology, Inc. where he started the company's entire wafer manufacturing operations and managed its foundry relations with Taiwan Semiconductor Manufacturing Corporation and Chartered Semiconductor. Prior to VLSI, Mr. Denning worked 13 years for Texas Instruments where he was responsible for multiple high volume manufacturing facilities.

Thurman Dobbs joined us in April 2002 as Vice President, Sales. Prior to joining us, Mr. Dobbs was employed by Lightspeed Semiconductor as Vice President, Sales. Before joining Lightspeed Semiconductor, Mr. Dobbs worked for 15 years for Oki Semiconductor, where he developed a team of 25 direct sales managers at 10 North American locations and oversaw manufacturer's representatives and the distribution channel. Prior to Oki, Mr. Dobbs worked 11 years for Texas Instruments where he was the design manager for integrated circuits.

Damian M. McCann joined us in 1991 as a design engineer and served as Director, Semiconductor Product Development from 1997 to 2001. He was appointed Vice President, Advanced Marketing and Technology in June 2001. Prior to joining us, Mr. McCann was employed by Marconi Electronic Devices, Ltd. as a design engineer. Mr. McCann has a degree from Queen's University in Belfast.

Item 2. *Properties*

Our principal administrative, sales, marketing, research and development and manufacturing facility is located in an approximately 57,000 square foot building in Santa Clara, California, which is leased through September 30, 2005. We lease an additional 25,000 square foot building in Santa Clara, California to house our wireless subsystems manufacturing operation. We also lease a sales office in Seoul, South Korea and we have two facilities in the United Kingdom. One of the United Kingdom facilities houses a design center, and is a leased facility in Belfast, Northern Ireland. During fiscal 2003, we closed the second facility located in Lincoln, United Kingdom. We own the building in Lincoln and it is currently for sale and included in Prepaid and other current assets on the consolidated balance sheet as of March 31, 2003. We believe our existing facilities are adequate for our current needs and that additional space will be available as needed.

Item 3. *Legal Proceedings*

We operate in the semiconductor industry and may from time to time become party to litigation. We are currently not aware of any potential or pending litigation that could reasonably be expected to have a material adverse affect on our financial condition or result of operations.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of our security holders during the fourth quarter ended March 31, 2003.

PART II

Item 5. *Market for Registrants Common Stock and Related Stockholder Matters*

Our common stock started trading on the Nasdaq National Market in December 1995 under the symbol CLTK. The following table sets forth, for the periods indicated, the high and low closing sales prices for our common stock, as reported on the Nasdaq National Market System:

Quarter Ended	High	Low
Fiscal 2002		
First Quarter	$14.95	$10.19
Second Quarter	16.54	11.46
Third Quarter	14.35	11.20
Fourth Quarter	13.74	8.95
Fiscal 2003		
First Quarter	$10.79	$ 6.60
Second Quarter	9.15	6.65
Third Quarter	7.38	5.40
Fourth Quarter	7.67	6.32

At June 20, 2003 there were approximately 172 shareholders of record. We have never declared nor paid cash dividends on shares of our common stock.

Item 6. *Selected Financial Data*

The following selected financial data for the five-year period ended March 31, 2003, should be read in conjunction with our Consolidated Financial Statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations.

	Fiscal Years Ended March 31,				
	1999	2000	2001	2002	2003
	(In thousands, except per share data)				
Net sales	$41,128	$48,211	$ 85,062	$ 57,050	$ 49,423
Gross profit	4,528	8,373	7,580	5,211	10,322
Loss from operations	(9,887)	(7,154)	(15,695)	(24,592)	(17,975)
Net loss	$(7,538)	$(6,824)	$(10,602)	$(22,618)	$(17,027)
Basic and diluted net loss per share	$ (1.04)	$ (0.88)	$ (0.94)	$ (1.87)	$ (1.39)
Shares used in net loss per share calculation(1):					
Basic and diluted	7,265	7,736	11,272	12,076	12,285

(1) See note 1 of notes to consolidated financial statements for a description of the computation of the number of shares and net loss per share.

Fiscal 2003 results of operations include a charge of approximately $4.4 million for In-process research and development and $2.8 million of special charges. Net loss includes a $0.4 million strategic investment write-down.

Fiscal 2002 results of operations include a fixed asset impairment charge of approximately $11.0 million. Net loss includes a $1.7 million strategic investment write-down.

Fiscal 2001 results of operations include a fixed asset impairment charge of approximately $1.3 million. Net loss includes a write-down of short-term investments of $0.5 million.

	At March 31,				
	1999	2000	2001	2002	2003
	(In thousands)				
Consolidated Balance Sheet Data					
Total assets	$40,210	$63,655	$170,525	$139,688	$122,460
Long-term obligations	257	636	5,578	6,015	2,919

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

You should read this discussion together with the financial statements and other financial information included in this Form 10-K. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those described under "Risk Factors" and elsewhere in this Form 10-K.

Overview

We design and manufacture gallium arsenide, or GaAs, semiconductor components and GaAs-based subsystems used in the transmission of voice, video and data over wireless communication networks and systems. Our products are designed to facilitate broadband voice and data transmission in mobile handsets and wireless communications network infrastructure. Our GaAs semiconductor components mainly consist of power amplifiers for mobile handsets, which employ code division multiple access, or CDMA, wireless technology. Our GaAs-based subsystems are used in a variety of defense applications such as tactical aircraft, ground based and ship board radar systems, electronic counter measures and satellite applications.

Since our inception in 1984, we have supplied transceiver products to the defense industry. RF and microwave transmission systems are well suited for military applications because higher frequency transmissions have shorter wavelengths, which afford greater accuracy for detection and guidance systems and allow for small lightweight transmission equipment.

In fiscal 2003, our business continued to be negatively affected by the overall slowdown in the economy and overcapacity in the wireless infrastructure markets. Due to continued weakness in the telecommunications industry, we no longer supply subsystem products for use in the wireless infrastructure market.

Although our business in power amplifier modules for handsets was strong in the first half of the fiscal year, our largest customer, Motorola, chose not to include our semiconductors in the next generation of its handset platforms and as a result, our handset related revenue declined in the second half of the fiscal year. Additionally, due to political uncertainty during the year, various defense programs on which we participate were funded later in the year than expected. As a result, our fiscal 2003 revenue declined to $49.4 million from $57.1 million in fiscal 2002, and we recorded a net loss of $17.0 million.

As a response to these conditions, we reduced work hours, reduced headcount by 22%, closed our design office in Lincoln, United Kingdom and impaired certain assets and leases. We have however, increased our engineering staff in certain areas, such as defense design, to focus on those opportunities that we believe will allow us to return to profitability.

In the third quarter of fiscal 2003, we purchased Tavanza, Inc. a privately held, fabless designer of power amplifier modules and components for cellular and wireless LAN products. This acquisition accelerated our ability to develop and introduce new products for the handset market.

A limited number of customers have historically accounted for a substantial portion of our sales. Sales to our top ten customers accounted for approximately 75% of net sales in fiscal 2003, 76% of net sales in fiscal 2002 and 72% of net sales in fiscal 2001. In fiscal 2003, Motorola accounted for approximately 41% of net sales, in fiscal 2002, Motorola accounted for 43% of net sales and in fiscal 2001, Motorola accounted for 21% of net sales. We expect that sales of our products to a limited number of customers will continue to account for a high percentage of our net sales for the foreseeable future, although Motorola has decided not to purchase our semiconductors in the next generation of its handset platforms. The loss of Motorola led to significantly reduced revenues, and if we were to lose another major customer, or if orders by any of our remaining major customers were to otherwise decrease or be delayed, our business, operating results and financial condition would be seriously harmed.

Our gross margins in any period are affected by a number of different factors. Gross margins for some of our products, primarily our semiconductor components, are strongly impacted by production volume. The fabrication and packaging of GaAs semiconductor components are highly complex and precise processes. Minute impurities, defects in the masks used to print circuits on a wafer, difficulties in the fabrication or packaging processes, or other factors could result in lower than expected production yields, which could adversely affect gross margins. Gross margins for our products are also affected by pricing pressure, market demand for lower cost products in commercial markets and adequate production volumes. Because gross margins on our products differ due to, among other things, the stage of the life cycles of the products, changes in product mix can impact gross margins in any particular time period. In addition, in the event that we are not able to adequately respond to pricing pressures, our current customers may decrease, postpone or cancel current or planned orders, and we might be unable to secure new customers. As a result, we may not be able to achieve desired production volumes or gross margins.

In addition, average selling prices for our products generally fluctuate from period to period due to a number of factors, including product mix, competition and unit volumes. The average selling prices of a specific product also tend to decrease over that product's life cycle. To offset these decreases, we rely primarily on obtaining design and yield improvements and corresponding cost reductions in the manufacture of existing products.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires us to make estimates and assumptions that affect the reported amounts. Some of the estimation processes affect current assets and liabilities and are therefore critical in assessing our financial and operating status. These estimates involve certain assumptions that if incorrect could create a material adverse impact on our operations and financial position.

We review our estimates, including, but not limited to, allowance for doubtful accounts, inventory write-downs, and impairments of long-lived assets and investments on a regular basis and make adjustments based on historical experiences and existing and expected future conditions. These evaluations are performed regularly and adjustments are made, as information is available. We believe that these estimates are reasonable; however, actual results could differ from these estimates. The following paragraphs describe the methodology we use in making some of our principal accounting estimates, in evaluating some of the uncertainties inherent in accounting estimates and in evaluating some of the ways that our estimates may impact our financial condition.

Revenue Recognition. Revenue related to product sales is recognized when the products are shipped to the customer, title has transferred and no obligations remain. In circumstances where the collection of payment is not probable at the time of shipment, we defer recognition of the revenue until payment is collected. We provide for expected returns based on past experience as well as current customer activities. Our customers do not have rights of return outside of products returned under warranty and, to date, returns have not been material. Shipping and handling costs are included in costs of goods sold for all periods presented.

Allowance for Doubtful Accounts. We establish an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We evaluate our customers' financial position and order level to determine if an allowance should be established. Any change in the allowance from our assessment of the likelihood of receiving payment is reflected in the selling, general, and administrative costs in the period the change in assessment is made.

Inventory Write-downs. We record inventory write-downs for estimated obsolescence or unmarketable inventory. Our write-downs for excess and obsolete inventory are primarily based upon forecasted demand and our backlog of orders for the product. Any inventory write-downs are reflected in cost of sales in the period the write-downs are made.

Long-lived Assets and Strategic Investments. We regularly review our long-lived assets and strategic investments for indicators of impairment and assess the carrying value of the assets against market values. When an impairment exists, we record an expense to the extent that the carrying value exceeds fair market value in the period the assessment is made.

We record impairment losses on long-lived assets used in operations or expected to be disposed of when events and circumstances indicate that the undiscounted cash flow estimated to be generated by these assets is less than the carrying amounts of those assets. We consider sensitivities to capacity, utilization and technological developments in making related assumptions.

The fair value of strategic investments is dependent on the performance of the companies in which we have invested, as well as the marketability of these investments. In assessing potential impairment of these investments, we consider these factors as well as forecasted financial performance of the investees. If these forecasts are not met or if market conditions change, we may assess the value of the strategic investment to be other than temporarily impaired and accordingly record an impairment charge.

Intangible Assets. We record intangible assets at fair value. Intangible assets with finite useful lives are amortized over their estimated useful life and amortization expense is classified as part of operating expenses. To date we have only intangible assets with finite useful lives. We regularly perform reviews to determine if the carrying values of our intangible assets are impaired. We look for facts, circumstances, either internal or external, that indicate we may not recover the carrying value of the asset. We record impairment losses based on the amount by which the carrying amounts of such assets exceed their fair values.

Recent Accounting Pronouncements

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). The Interpretation will significantly change current practice in the accounting for, and disclosure of, guarantees. The Interpretation requires certain guarantees to be recorded at fair value, which is different from current practice, which is generally to record a liability only when a loss is probable and reasonably estimable, as those terms are defined in FASB Statement No. 5, "Accounting for Contingencies". The Interpretation also requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote, which is another change from current practice. We adopted the disclosure requirement of FIN 45 in the quarter ended December 31, 2002. See Note 6, Product Warranty. We adopted FIN 45 prospectively in the quarter ended March 31, 2003.

Fiscal year ended March 31, 2003 compared to fiscal year ended March 31, 2002

Net sales. Net sales for fiscal 2003 were $49.4 million compared to $57.1 million for fiscal 2002, a decrease of 13%. The decrease was due primarily to a combination of weak demand in the wireless infrastructure market, which caused a decrease in sales volume for this particular market, and the decision by our largest customer to not purchase our semiconductor products for use in their next generation of handset products.

Net sales of GaAs semiconductor products for fiscal 2003 were $29.3 million compared to $30.4 million in fiscal 2002, a decrease of 4%. The decrease in sales was the result of a decline in sales of power amplifier modules for handsets in the last half of fiscal 2003. This decline was the result of Motorola, our largest customer for the last three years, not selecting our semiconductor products for inclusion in the next generation of its handset platforms. We have designed several new products for this market and are currently providing samples of these products to customers. Until we secure design wins on new handset platforms and these platforms go into production, however, we do not expect to see any significant increase in semiconductor revenue. The increase in sales to China in fiscal 2003 of $9.8 million from zero in fiscal 2002 is the result of Motorola transferring production of the handset, which our power amplifiers were used in, from Mexico to China.

In addition to the foregoing, visibility of customer demand for power amplifier modules continues to be limited. We do not expect a strong recovery in the handset market in this fiscal year. In addition, the handset market has historically had seasonal and consumer trends in demand, which can cause variation in revenues in sequential quarters.

Net sales of GaAs-based subsystems products for fiscal 2003 were $20.1 million compared to $26.7 million in fiscal 2002, a decrease of 25%. The decline in sales was the result of continued weakness in the wireless infrastructure market and flat year over year defense business. We are not currently pursuing business in the wireless infrastructure markets for our subsystem products and we do not expect any significant revenue from the wireless infrastructure market in fiscal 2004.

Gross margin. Gross margin was 21% in fiscal 2003 and 9% in fiscal 2002. The improvement in gross margin in fiscal 2003 was primarily the result of lower material costs due to changes in product mix and lower overhead expenses due to cost cutting measures undertaken by us.

Research and development. Research and development expense for fiscal 2003 was $10.8 million, or 22% of net sales compared to $9.2 million, or 16% of net sales, in fiscal 2002, an increase of 17%. The increase was primarily due to increased levels of new product development, in large part resulting from our acquisition of Tavanza and the hiring of additional personnel in our engineering department. The new product development expense was mainly for the development of new power amplifier products for the handset market. We expect research and development expenses to continue at approximately this level in fiscal 2004.

Selling, general and administrative. Selling, general and administrative expense, including costs related to shareholder actions, for fiscal 2003 was $10.0 million, or 20% of net sales compared to $9.6 million, or 17% of net sales, in fiscal 2002, an increase of 4%. The increased expense was due to various expenses related to overtures by Anaren, Inc. with respect to a possible acquisition of our company and the special meeting of shareholders that was requested by a shareholder group, partially offset by lower commission expenses based on lower revenue levels.

In-process research and development. We recorded in-process research and development expenses of $4.4 million in the third quarter of fiscal 2003, resulting from our purchase of Tavanza, which we accounted for as an acquisition of assets (as described in Note 3 Asset Acquisition of the Consolidated Financial Statements). Of the total purchase price of $6.1 million, $4.4 million represented purchased in-process research and development, which at the date of purchase had not yet reached technical feasibility, had no alternative future use and was therefore charged to operations. The valuation of in-process research and development included estimating the stage of development of each in-process research and development project at the date of acquisition, estimating cash flows resulting from the expected revenue generated from such projects, and discounting the net cash flows back to their present value using an appropriate discount rate. The discount rate used represents a premium to our cost of capital. All of the projections used are based on management's estimates of market size and growth, expected trends in technology and the expected timing of new product introductions.

With the acquisition of Tavanza, we acquired the technology necessary to introduce 3mm x 3mm power amplifier modules with lower cost packaging. Previous to this product introduction, most power amplifier modules were 6mm x 6mm. The development was completed in March 2003 and we began to deliver samples of these parts to our potential customers. Although there can be no assurance that our customers will adopt these products for use in handsets, we believe the smaller size and lower cost structure will provide us with a competitive advantage. Several of our competitors have introduced similar products in the last quarter.

Special charges. We recorded special charges of $2.8 million in fiscal 2003 due to Motorola's decision to transition from the model 120v handset platform on which we are the sole source for power amplifier modules, to the next generation of handset platforms, for which we will not be supplying power amplifier modules. As a result of this decrease in revenue and operations, we closed our office in Lincoln, United Kingdom and restructured various operations in the United States. The special charges of $2.8 million are comprised of operating lease and fixed asset impairments and employee termination charges. Approximately $1.3 million of the $2.8 million total charge is due to operating lease impairments, which were the result of equipment covered by United States manufacturing operating leases no longer used by us. Another $1.1 million of the $2.8 million total charge is due to the write off of certain Lincoln fixed assets, mainly equipment, related to the closing of this design center. The Lincoln building, which is owned by us, was reclassified current assets as a current asset for resale. We expect to be able to sell the building in the next twelve months. The remaining $0.4 million of the $2.8 million charge is related to employee termination charges. The total number of employees terminated in all locations was 44.

As a result of the restructuring activities taken in the third quarter of fiscal 2003, we expect to experience cash savings of approximately $4.0 million annually.

The following table summarizes our special charges activity (in thousands):

	Employee Termination Costs	Excess Equipment	Lease Impairments	Total
Fiscal 2003 Special Charges	$ 350	$ 1,160	$1,326	$ 2,836
Cash Paid	(227)	—	(276)	(503)
Non-cash activity	—	(1,160)	—	(1,160)
Accrual balances, March 31, 2003	$ 123	$ —	$1,050	$ 1,173

During the third quarter of fiscal 2002 we experienced a decline in demand in the wireless infrastructure and mobile handset markets, which included several semiconductor customers reducing their previously forecasted demand.

In response to this decline, we evaluated the ongoing value of our semiconductor capital assets. As a result of this analysis, we recorded an impairment charge of $11.0 million in the third quarter of fiscal 2002 related to certain assets for which expected future cash flows were judged to be insufficient to cover their carrying value. Of this charge, $10.5 million was a result of the write-down of capital assets related to excess capacity due to un-utilized wafer fabrication equipment and leasehold improvements undertaken to increase the wafer fabrication area. The $10.5 million write-down is comprised of $5.4 million related to abandoned leasehold improvements originally intended to expand our wafer fabrication facility and $5.1 million related to un-utilized wafer fabrication equipment. The fair value used to calculate the equipment impairment was obtained from third party sources.

The remaining $0.5 million impairment was the result of a further impairment with respect to certain capital assets initially written down in the fourth quarter of fiscal 2001. The capital assets were initially written down to an estimated fair market value in the fourth quarter of fiscal 2001 due to delayed and cancelled contracts as a result of the declining wireless market. We reassessed the fair market value based on the current resale market for this type of equipment during the third quarter of fiscal 2002 and adjusted the capital assets carrying value accordingly. We reviewed these capital assets as of March 31, 2003 and determined no indicators of impairment were present that would indicate the current carrying value of these capital assets was further impaired.

During the second quarter of fiscal 2003, we received an unsolicited conditional offer from Anaren, Inc. to purchase all of the outstanding shares of our common stock. Our Board of Directors voted unanimously to reject the offer as not in the best interests of our shareholders.

In the fourth quarter of fiscal 2003, a group of shareholders (the "Celeritek Shareholder Protective Committee") called a special meeting of shareholders to remove our Board of Directors from office and replace them with a different slate of candidates. In the first quarter of fiscal 2004, we reached an agreement with the Celeritek Shareholder Protective Committee. Pursuant to the agreement, the Celeritek Shareholder Protective Committee withdrew their request for a special meeting. In addition, we expanded the Board of Directors from six directors to seven. The new Board is now composed of three of the Company's directors who were directors prior to the agreement, three directors nominated by the Celeritek Shareholder Protective Committee and one member who is not affiliated with either the Company or the Celeritek Shareholder Protective Committee. Each of the Board committees also contains one director nominated by the Celeritek Shareholder Protective Committee. The Board also created a strategy committee to explore all strategic alternatives available to us. Under the terms of the settlement, we have terminated our shareholder rights plan.

We have incurred expenses for legal and investment advisors of $1.3 million for the fiscal year ended March 31, 2003 relating to both the Anaren offer and the proxy contest, which have been reported in loss from operations under the caption "Costs related to shareholder actions." Although our Board voted unanimously to reject the Anaren offer and we have reached an agreement with the Celeritek Shareholder Protective Committee, we incurred additional expenses in the first fiscal quarter of 2004 of approximately $2.0 million related to these actions for legal and investment advisory services, prior to the agreement.

Amortization of intangibles. Amortization of intangibles was $0.2 million during fiscal 2003. The intangible assets were acquired as part of the purchase of Tavanza's assets during the third quarter of fiscal 2003. Estimated amortization expense for fiscal 2004 through fiscal 2007 is $0.5 million, $0.3 million, $0.06 million, and $0.03 million, respectively. We do not estimate any amortization of intangibles in fiscal 2008.

Impairment of short-term and strategic investments. During fiscal 2003 we recorded an impairment charges of approximately $0.4 million and during fiscal 2002, we recorded an impairment charge of approximately $1.7 million against our strategic investment in the Taiwanese foundry, which was deemed, in those respective periods, to have an other than temporary decline in value.

In order to determine the impairment charges we reviewed updated financial statements and projections from the foundry. Significant decreases in actual and expected revenues, net income and cash balances were observed as compared with the original projections. In addition, the foundry has few current customers. With this backdrop, combined with the downturn in the semiconductor industry and our excess semiconductor capacity, we determined that there was a decline in the value of the foundry investment that was other than temporary. The impairment charge was determined after analysis of changes in the market values of public companies in the GaAs market from December 2000 through March 2003.

Interest income and other, net. Interest income and other, net, for fiscal 2003 was $1.5 million compared to $3.5 million in fiscal 2002. The decrease was primarily due to lower interest income, which was a result of lower interest rates and to a much lesser extent, lower cash and short-term investment balances.

Provision (benefit) for income taxes. For the fiscal year ended March 31, 2003, we recorded an income tax provision of approximately $0.14 million that represented foreign taxes incurred that do not currently provide a benefit in the United States. For the fiscal year ended March 31, 2002, we recorded an income tax benefit of $0.18 million that consisted of $0.24 million of federal refundable taxes attributable to the recent law change allowing companies to carryback net operating losses five years offset by $0.06 million of foreign taxes incurred that do not currently provide a benefit in the United States.

Fiscal year ended March 31, 2002 compared to fiscal year ended March 31, 2001

Net sales. Net sales for fiscal 2002 were $57.1 million compared to $85.1 million for fiscal 2001, a decrease of 33%. The decrease was due to weak demand in the wireless infrastructure market, which has caused a decrease in sales volume for this particular market, partially offset by increased sales of our GaAs semiconductor products for the mobile handset market and GaAs-based subsystems for the defense electronics market.

Net sales of GaAs semiconductor products for fiscal 2002 were $30.4 million compared to $42.0 million in fiscal 2001, a decrease of 28%. The decrease in sales was the result of a decline of 71% from $26.5 million in fiscal 2001 to $7.8 million in fiscal 2002 for wireless infrastructure products partially offset by an increase of 46% from $15.5 million in fiscal 2001 to $22.6 million in fiscal 2002 for our products for the mobile handset market.

Net sales of GaAs-based subsystems products for fiscal 2002 were $26.7 million compared to $43.1 million in fiscal 2001, a decrease of 38%. The decrease in sales was the result of a decline of 79% from $29.3 million in fiscal 2001 to $6.2 million in fiscal 2002 for wireless infrastructure products, partially offset by an increase of 49% from $13.8 million in fiscal 2001 to $20.5 million in fiscal 2002 of our defense electronics products. While demand in the defense market for our type of product has been fairly stable, we were able to increase our defense related revenue by refocusing our manufacturing and marketing capacity on defense products.

Gross margin. Gross margin was consistent at 9% in fiscal 2002 and fiscal 2001. Improvements in gross margin from improved yields and a favorable shift in product mix were offset by lower factory utilization. Newly introduced semiconductor products tend to have lower yields and, consequently, lower gross margin. The mix of new and more mature products in any quarter can cause fluctuations in gross margin.

Research and development. Research and development expense for fiscal 2002 was $9.2 million, or 16% of net sales compared to $10.2 million, or 12% of net sales, in fiscal 2001, a decrease of 10%. The dollar decrease was primarily due to a reduction of engineering headcount and related expenses for product development efforts for the wireless infrastructure market partially offset by increased investment in semiconductor development costs.

Selling, general and administrative. Selling, general and administrative expense for fiscal 2002 was $9.6 million, or 17% of net sales compared to $11.8 million, or 14% of net sales, in fiscal 2001, a decrease of 19%. The decrease was primarily due to salary reductions, reduced headcount and lower selling costs due to the decline in business activity. In response to market conditions, including significant order cancellations in the fourth quarter of 2001 in the wireless infrastructure market, we increased our allowance for doubtful accounts in response to heightened collectability concerns.

Special charges. The $11.0 million special charge during the third quarter of fiscal 2002 was a capital asset impairment incurred in response to a decline in the wireless infrastructure and mobile handset markets, which included several semiconductor customers reducing their forecasted demand in the third quarter of fiscal 2002.

In response to the decline, we evaluated the ongoing value of our semiconductor capital assets. As a result of this analysis, we recorded an impairment charge of $11.0 million in the third quarter of fiscal 2002 related to certain assets for which expected future cash flows are insufficient to cover their carrying value. Of this charge, $10.5 million was a result of the write-down of capital assets related to excess capacity due to un-utilized wafer fabrication equipment and leasehold improvements undertaken to increase the wafer fabrication area. The $10.5 million write-down is comprised of $5.4 million related to abandoned leasehold improvements originally intended to expand our wafer fabrication facility and $5.1 million related to un-utilized wafer fabrication equipment. The fair value used to calculate the equipment impairment was obtained from third party sources.

The remaining $0.5 million impairment was the result of a further impairment with respect to certain capital assets initially written down in the fourth quarter of fiscal 2001 because we determined that any recovery on these assets was not probable given the excess of this type of equipment in the market place. During the fourth quarter of fiscal 2001, we recorded an initial impairment charge of approximately $1.3 million for certain capital assets used in the subsystem production area due to delayed and cancelled contracts. Assets for which there was no longer any productive use were written down to net realizable value.

Impairment of short-term and strategic investments. During the fourth quarter of fiscal 2002, we recorded impairment charges of approximately $1.7 million against our strategic investment in the Taiwanese foundry, which was deemed to have an other than temporary decline in value.

During the fourth quarter of fiscal 2002, we reviewed updated financial statements and projections from the foundry. Significant decreases in actual and expected revenues, net income and cash balances were observed as compared with the original projections. In addition, the foundry has no current customers. With this backdrop, combined with the downturn in the semiconductor industry and our excess semiconductor capacity, we determined that there was a decline in the value of the foundry that was other than temporary. The impairment charge was determined after analysis of changes in the market values of public companies in the GaAs market from December 2000 through March 2002. An additional write-down was taken on the fact that the foundry is a private company, which is inherently less liquid.

During the fourth quarter of fiscal 2001 we recorded an impairment charge of $0.5 million for PG&E bonds, held in our short-term investments, which we deemed to have an other than temporary decline in market value because PG&E had filed for chapter 11 bankruptcy protection. The PG&E bonds were subsequently sold in fiscal 2002 at a loss.

Interest income (expense) and other, net. Interest income (expense) and other, net, for fiscal 2002 was $3.5 million compared to $5.7 million in fiscal 2001. The decrease was primarily due to lower interest income, which was a result of lower interest rates and to a lesser extent, lower cash and short-term investment balances.

Provision (benefit) for income taxes. For the year ended March 31, 2002 we recorded an income tax benefit of $0.18 million that consisted of $0.24 million of federal refundable taxes attributable to a change in tax law allowing companies to carryback net operating losses five years offset by $0.06 million of foreign taxes incurred that do not currently provide a benefit in the United States. In fiscal 2001, we recorded an income tax provision of $0.13 million to reflect federal alternative minimum taxes.

Liquidity and Capital Resources

We have funded our operations to date primarily through cash flows from operations and sales of equity securities. As of March 31, 2003, we had $28.9 million in cash and cash equivalents, $66.7 million in short-term investments and $92.3 million in working capital.

Net cash provided by operating activities was $3.8 million in fiscal 2003, which was primarily the result of decreases in accounts receivable, inventories and prepaid and other current assets as well as increases in accrued payroll and accrued liabilities. Net cash used in operating activities was $3.6 million in fiscal 2002 and $5.9 million in fiscal 2001. Net cash used in operating activities in fiscal 2002 was primarily due to the decrease in accounts payable, accrued payroll and accrued liabilities offset by decreases in accounts receivable and inventories. Net cash used in operating activities in fiscal 2001 was due to increases in accounts receivable, inventories and other current assets offset by increases in accounts payable, accrued payroll and accrued liabilities.

Net cash provided by investing activities was $19.5 million in fiscal 2003 and $5.2 million in fiscal 2002 compared to net cash used in investing activities of $107.2 million in fiscal 2001. Net cash provided by investing activities in fiscal 2003 is the result of the sale and maturities of short-term investments of $156.1 million offset by the purchase of short-term investments of $132.1 million, the purchase of property, plant and equipment of $2.6 million and the purchase of strategic investments of $2.0 million. Net cash provided by investing activities in fiscal 2002 is the result of the sale and maturity of short-term investments of approximately $151.9 million offset by the purchase of short-term investments of $139.5 million and the purchase of strategic investments of approximately $0.5 million and the purchase of property and equipment of approximately $6.7 million. Net cash used in investing activities in fiscal 2001 is the result of the purchase of short-term investments of $177.6 million, the purchase of property, plant and equipment of $19.0 million and the purchase of strategic investments of $2.4 million offset by the sale and maturities of short-term investments of $91.8 million.

Net cash used by financing activities was $2.3 million in fiscal 2003, which was the result of principal payments of long-term debt of $2.3 million and principal payments on capital leases of $0.7 million offset by proceeds from the exercise of stock options and employee stock purchase plan of $0.7 million. Net cash provided by financing activities was $2.9 million in fiscal 2002 and $107.9 million in fiscal 2001. Net cash provided by financing activities during fiscal 2002 was due primarily to borrowings on long-term debt of approximately $3.7 million and net proceeds from the exercise of stock options and employee stock purchase plan of approximately $1.8 million reduced by payments on long-term debt of $1.8 million and payments on capital leases of $0.8 million. Net cash provided by investing activities in fiscal 2001 was the result of raising approximately $100.3 million in a secondary public offering of common stock in June of 2001 plus borrowings on long-term debt of $7.2 million and proceeds from the exercise of stock options and employee stock purchase plan of $1.8 million offset by payments on long-term debt of $1.1 million and payments on capital leases of $0.3 million.

As of March 31, 2003, we had $0.5 million in outstanding letters of credit, which are secured by certificates of deposits.

Given our cash position, we currently do not have a line of credit. We have various equipment notes outstanding with other lenders, which are secured by the equipment. Several of these notes have covenants attached pertaining to liquidity levels and minimum tangible net worth. As of March 31, 2003 we were in compliance with all covenants.

We believe that our current cash resources and borrowings available from our equipment financing sources should be sufficient to meet our liquidity requirements through at least the next twelve months.

Commitments

We do not have any special purpose entities. We have no commercial commitments with related parties, except for employee loans. We have outstanding loans to certain officers and employees totaling approximately $1.5 million at March 31, 2003. The notes are relocation loans collateralized by certain real property assets, bear no interest and have maturities through 2019. The principal will be repaid at various dates. If an employee ceases being employed by us, the principal outstanding will be due and payable within 90 days.

We have contractual obligations in the form of operating and capital leases, debt and purchase order commitments. The following table sets forth our future contractual obligations as of March 31, 2003 (in thousands):

	Fiscal Year						
Contractual Obligations	Total	2004	2005	2006	2007	2008	Thereafter
Long-term debt obligations	$ 5,107	$2,883	$1,922	$ 302	$—	$—	$ —
Capital lease obligations	1,529	686	565	279	—	—	—
Operating lease obligations	7,871	3,880	2,572	775	89	56	499
Open purchase order commitments	1,448	1,448	—	—	—	—	—
Total	$15,957	$8,898	$5,059	$1,356	$89	$56	$499

The table records cash obligations, including future interest repayments, and includes operating lease obligations for equipment that no longer has economic value for us, for which a special charge of $1.3 million was recorded in the third quarter of fiscal 2003 income statement.

In addition, we have contractual commitments as of March 31, 2003, relating to our engagement of financial advisory firms pursuant to which we will be required to incur aggregate minimum future costs of approximately $1.75 million through November 2004, of which $0.9 million has been expensed in the first quarter fiscal 2004. However, as is customary for contracts of this type, these commitments may increase above the minimum depending on the value of any strategic transaction we may complete, or the value of our common stock in the event that there is no strategic transaction.

We have outstanding letters of credit of approximately $0.5 million as security for capital leases for equipment.

Related Party Transactions

We have outstanding loans totaling $1.5 million at March 31, 2003 and $1.6 million at March 31, 2002 to certain officers and employees. The notes are relocation loans collateralized by certain real property assets, bear no interest and have maturities through 2019. The principal will be repaid at various dates. If an employee ceases being employed by us, the principal outstanding will be due and payable within 90 days. During fiscal 2001, loans were granted to officers and employees totaling approximately $1.8 million. No loans were granted to officers and employees during fiscal 2002 or 2003. During fiscal 2001, 2002 and 2003 cash in the amount of $0.02 million, $0.3 million and $0.1 million, respectively, was received for the outstanding loans to officers and employees.

In November 2002, we entered into change of control severance agreements with each of Tamer Husseini and Margaret Smith. Pursuant to these agreements, if either Mr. Husseini or Ms. Smith is terminated as a result of an involuntary termination within 24 months after a change in control or within three months on or before a change in control, then he or she shall be entitled to certain benefits as set forth in the agreements, which are listed in the Exhibit Table hereto. The change in the composition of our Board as a result of our agreement with the Celeritek Shareholder Protective Committee, as described above, resulted in a change of control for the purpose of these agreements.

During the fourth quarter of fiscal 2003, a portion of the impaired Lincoln, United Kingdom equipment was sold to a company founded by former Lincoln management for the fair market value of $0.3 million. Multiple quotes were received from third parties to determine the sale price of the equipment. In connection with the sale of equipment, we received an unsecured note bearing interest at 5.25% per annum for the entire amount of the proceeds. After assessing the collectability of the note, which is payable in two lump sums over 24 months, we decided to record the gain on disposal as cash is received.

RISK FACTORS

You should carefully consider the risks described below. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, results of operations or cash flows could be adversely affected. In those cases, the trading price of our common stock could decline, and you may lose all or part of your investment.

We depend on a small number of original equipment manufacturers as customers. If we fail to secure design wins from new OEMs who have not made recent purchases from us or who have never purchased from us, or if we lose one or more of our significant customers, or if purchases by any one of our key customers decrease, our business will be harmed.

We expect that sales to a limited number of customers will account for a large percentage of our net sales in the future and will be a very important component in our plans for returning to profitability. In particular, we are currently marketing our products to large OEMs in the wireless handset market to whom we have not in the past sold our power amplifier products. If we fail to secure design wins from one or more of these large OEMs, and if we are unable to secure significant sales to major new OEM customers, our revenues will be less than anticipated and we will likely not be profitable.

In addition, if we lose any of our existing major customers, our operating results and business would be harmed. In fiscal year 2003, sales to our top ten customers accounted for approximately 75% of our net sales, with Motorola making up approximately 41% of those net sales. In fiscal year 2002, sales to our top ten customers accounted for approximately 76% of our net sales, with Motorola making up approximately 43% of those net sales. We have been a sole source supplier of power amplifier modules to Motorola for its model 120v handset platform. However, Motorola is currently transitioning to new platforms, and it selected a sole source supplier other than us for its new platforms. Although we continue to be the sole source for power amplifier modules for Motorola's model 120v platform, third and fourth quarter fiscal 2003 sales have declined significantly as a result of this transition. We expect that the effect on our revenues will continue into the next several quarters. Although we intend to compete for Motorola's business in the future, there can be no assurance that we will be successful. If we are unable to sell our products to Motorola, our revenues may decline and our business will be harmed. Although Motorola is not currently one of our largest customers, we expect that sales of our products to a limited number of customers will continue to account for a high percentage of our sales in the foreseeable future. If we were to lose another major customer, or if orders by any of our remaining major customers were to otherwise decrease or be delayed, our business, operating results and financial condition would be seriously harmed.

Because many of our expenses are fixed, we will not achieve profitability until our revenues significantly increase.

Our business requires us to invest heavily in manufacturing equipment and related support infrastructure that we must pay for regardless of our level of sales. To support our manufacturing capacity we also incur costs for maintenance and repairs and employ personnel for manufacturing and process engineering functions. These expenses, along with depreciation costs, are fixed and do not vary greatly, if at all, when our net sales decrease. In addition, the lead time for developing and manufacturing our products often requires us to invest in manufacturing capacity in anticipation of future demand. We committed to significant expenditures in capital equipment and facilities in fiscal 2001 based on customer demand. The recent decline in market demand has resulted in infrastructure costs in excess of current needs and has resulted in lower earnings. We are relying on increased sales to large OEMs in the wireless handset market in order to realize an increase in revenues. If these sales do not materialize, and if our revenues do not significantly increase to a level commensurate with our installed capacity, we will be unable to achieve profitability.

We need to keep pace with rapid product and process development and technological changes to be competitive.

We compete in markets with rapidly changing technologies, evolving industry standards and continuous improvements in products. To be competitive we will need to continually improve our products and keep abreast of new technology. For example, our ability to grow will depend substantially on our ability to continue to apply our GaAs semiconductor components expertise to existing and emerging wireless communications markets. New process technologies could be developed that have characteristics that are superior to our current processes. If we are unable to develop competitive processes or design products using new technologies, our business and operating results will suffer. We cannot assure you that we will be able to respond to technological advances, changes in customer requirements or changes in regulatory requirements or industry standards. Any significant delays in our development, introduction or shipment of products could seriously harm our business, operating results and financial condition.

Our operating results have fluctuated significantly in the past, and we expect these fluctuations to continue. If our results are worse than expected, our stock price could fall.

Our operating results have fluctuated in the past, and may continue to fluctuate in the future. These fluctuations may cause our stock price to decline. Some of the factors that may cause our operating results to fluctuate include:

- the timing, cancellation or delay of customer orders or shipments, particularly from our largest customers;
- fluctuating demand from our defense customers;
- the timing of our introduction of new products and the introduction of new products by our competitors;
- variations in average selling prices of our products;
- the mix of products that we sell;
- our ability to secure manufacturing capacity and effectively utilize the capacity;
- the availability and cost of components;
- GaAs semiconductor component and GaAs-based subsystem failures and associated support costs;
- variations in our manufacturing yields related to our GaAs semiconductor components;
- market acceptance of our products; and
- changes in our inventory levels.

Any unfavorable changes in the factors listed above or general industry and global economic conditions could significantly harm our business, operating results and financial condition. For example, during the third quarter of fiscal 2003, Motorola, our largest customer, began transitioning to new handset platforms for which we were not the selected supplier of power amplifier modules and our sales were negatively impacted. We cannot assure you that we will be able to achieve or maintain quarterly profitability in the future.

Due to fluctuations in our net sales and operating expenses, we believe that period to period comparisons of our results of operations are not good indications of our future performance. It is possible that in some future quarter or quarters, our operating results will be below the expectations of securities analysts or investors. In that case, our stock price could decline.

Any acquisitions we make could disrupt our business and harm our financial condition.

In October 2002, we acquired the assets of Tavanza, and we may make additional investments in or acquire complementary companies, products or technologies. These acquisitions involve numerous risks, including problems combining or integrating the purchased operations, technologies or products; unanticipated costs; diversion of management's attention from our core business; adverse effects on existing business relationships with suppliers and customers; risks associated with entering markets in which we have no or limited prior experience; and potential loss of key employees, particularly those of the acquired organizations. In addition, in the event of any such investments or acquisitions, we could issue stock that would dilute our current shareholders' percentage ownership, incur debt, assume liabilities, incur amortization or impairment expenses related to goodwill and other intangible assets, or incur large and immediate write-offs. We cannot assure you that we will be able to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future. For example, with the acquisition of Tavanza, we acquired the technology necessary to introduce 3mm x 3mm power amplifier modules with lower cost packaging. Previous to this product introduction, most power amplifier modules were 6mm x 6mm. Although we have completed development of the 3mm x 3mm power amplifier modules and have begun to deliver samples of these parts to our potential customers, there can be no assurance that our customers will adopt these products for use in handsets. In addition, several of our competitors have introduced similar products in the last quarter. If our customers do not purchase our new power amplifier modules, our development and integration efforts will have been unsuccessful, and our business may suffer.

We are exposed to general economic, market and, additionally, industry conditions.

Our business is subject to the effects of general economic conditions in the United States and globally, and, in particular, market conditions in the wireless communications industry. In recent quarters, our operating results have been adversely affected as a result of unfavorable economic conditions and reduced capital spending in the United States, Europe and Asia. In particular, sales to customers who supply equipment to service providers of voice and data services have been adversely affected due to significant decline in demand in the wireless infrastructure markets. Additionally, industry forecast of sales of handsets for calendar 2003 continue to show no to low growth expectations with rising concerns regarding excess inventory levels. If the economic conditions in the United States and globally do not improve, if we experience a worsening in the global economic slowdown or if the wireless infrastructure markets do not recover, we may continue to experience material adverse impacts on our business, operating results and financial condition.

We expect our products to experience rapidly declining average sales prices, and if we do not decrease costs or develop new or enhanced products, our margins will suffer.

In each of the markets where we compete, average sales prices of established products have been significantly declining, and we anticipate that prices will continue to decline and negatively impact our gross profit margins. There is currently over capacity in the markets we serve, which could lead to additional pricing pressure as our competitors seek to improve their asset utilization. Accordingly, to remain competitive, we believe that we must continue to develop product enhancements and new technologies that will either slow the price declines of our products or reduce the cost of producing and delivering our products. If we fail to do so, our results of operations would be seriously harmed.

Our sales to international customers expose us to risks that may harm our business.

During fiscal 2003, sales to international customers accounted for 67% of our net sales. During fiscal 2002, sales to international customers accounted for 31% of our net sales. We expect that international sales will continue to account for a significant portion of our net sales in the future. In addition, many of our domestic customers sell their products outside of the United States. These sales expose us to a number of inherent risks, including:

- the need for export licenses;
- unexpected changes in regulatory requirements;
- tariffs and other potential trade barriers and restrictions;
- reduced protection for intellectual property rights in some countries;
- fluctuations in foreign currency exchange rates;

- the burdens of complying with a variety of foreign laws;
- the impact of recessionary or inflationary environments in economies outside the United States; and
- generally longer accounts receivable collection periods.

We are also subject to general geopolitical risks, such as political and economic instability and changes in diplomatic and trade relationships, in connection with our international operations. Potential markets for our products exist in developing countries that may deploy wireless communications networks. These countries may decline to construct wireless communications networks, experience delays in the construction of these networks or use the products of one of our competitors to construct their networks. As a result, any demand for our products in these countries will be similarly limited or delayed. If we experience significant disruptions to our international sales, our business, operating results and financial condition could be harmed.

Additionally, all of our circuit assembly and test vendors are located outside of the United States. Consequently, our ability to secure products from these vendors is subject to most of the same risks described in the above paragraphs, including: unexpected changes in regulatory requirements; tariffs and other potential trade barriers and restrictions; reduced protection for intellectual property rights in some countries; fluctuations in foreign currency exchange rates; the burdens of complying with a variety of foreign laws; and general geopolitical risks. In the event that any of our international vendors is unable to fulfill our requirements in a timely manner, we may experience an interruption in production until we locate alternative sources of supply. If we encounter shortages in component supply, we may be forced to adjust our product designs and production schedules. The failure of one or more of our key suppliers or vendors to fulfill our orders in a timely manner and with acceptable quality and yields could cause us to not meet our contractual obligations, could damage our customer relationships (including relationships with major customers) and could harm our business.

Our expected sales to customers in South Korea may be less than anticipated.

Over the past year, we have increased our focus with respect to sales of our power amplifier modules to customers in South Korea, and in particular, Samsung. Among other things, we recently opened a new sales and technical support office in Seoul, South Korea, and we have invested approximately $2.5 million in a South Korean handset design company. During the third quarter of fiscal 2003, we loaned the South Korean handset design company $0.5 million, which was repaid during the fourth quarter of fiscal 2003. However, we are subject to a number of risks and uncertainties with respect to our desire to increase our sales to South Korea customers, and there is no assurance that we will be successful in doing so. These risks include, but are not limited to: the recent political uncertainty with respect to North Korea's announcements about its nuclear program; competition from South Korean companies; unexpected or changing product specifications by South Korean customers; uncertainties in the development of the South Korean wireless communications networks; unexpected changes in regulatory requirements; and tariffs and other potential trade barriers and restrictions, perhaps as a result of the political situation between the United States and North Korea. If our expected sales do not materialize, our revenues will be less than anticipated, and we may be unable to quickly reduce the costs attendant to our Korean operations. In such a case, our results of operations would be seriously harmed.

Uncertainties resulting from the unsolicited offer from Anaren and the recent proxy contest may adversely affect our business and may hamper our ability to retain key personnel.

During the second quarter of fiscal 2003, we received an unsolicited conditional offer from Anaren to purchase all of the outstanding shares of our common stock. In addition, in the fourth quarter of fiscal 2003, a group of shareholders (the "Celeritek Shareholder Protective Committee") called a special meeting to remove our Board of Directors from office and replace them with a different slate of candidates. Although our Board unanimously voted to reject Anaren's offer as not in the best interest of our shareholders, and we have reached an agreement with the Celeritek Shareholder Protective Committee as described above, uncertainties resulting from the proxy contest and future unsolicited acquisition offers may adversely affect our business and hamper our ability to retain our executives or key personnel in our engineering and other departments. If we fail to retain executives or key engineering personnel, our ability to develop products, especially new products such as the recently introduced 3mm x 3mm power amplifier modules, will be harmed and our revenues will likely decline. In addition, we anticipate that we will incur additional expenses of at least $2.0 million over the next quarter for legal and advisory services related to the proxy contest. However, expenses could be greater than anticipated, which would negatively affect our earnings.

Given our presence in China and other parts of Asia, the outbreak of SARS may negatively impact our operating results.

The recent outbreak of severe acute respiratory syndrome (SARS), a disease of unknown etiology that has caused numerous deaths in Asia, North America and Europe, could have a negative impact on our operations. In particular, we have both customers, sales personnel and third party suppliers located in the affected areas of Asia, and therefore, our normal operating processes could be hindered by a number of SARS-related factors, including, but not limited to:

- disruptions to our sales personnel and process in affected locations;
- disruptions at our third-party suppliers located in affected locations;
- disruptions in our customers' operations in affected locations; and
- reduced travel between ourselves, customers, and suppliers.

If the number of cases continues to rise or spread to other areas, our sales and operating results could be harmed.

Our backlog may not result in sales.

Our backlog primarily represents signed purchase orders for products due to ship within the next year. As of March 31, 2003, our backlog was approximately $10.4 million, of which 88% was from defense customers and 12% was from commercial customers. Backlog is not necessarily indicative of future sales as our customers may cancel or defer orders without penalty. Nevertheless, we make a number of management decisions based on our backlog, including purchasing materials, hiring personnel and other matters that may increase our production capabilities and costs. Cancellation of pending purchase orders or termination or reduction of purchase orders in progress could significantly harm our business. We do not believe that our backlog as of any particular date is representative of actual sales for any succeeding period, and we do not know whether our current order backlog will necessarily lead to sales in any future period.

Generally, purchase orders in our backlog are subject to cancellation without penalty at the option of the customer, and from time to time we have experienced cancellation of orders in backlog. In fact, in the fourth quarter of fiscal 2001 and in fiscal 2002, a significant portion of our backlog was cancelled due to changing market conditions. Certain of our customers in the wireless infrastructure market delayed and cancelled long-standing contracts in response to declining market demand.

The variability of our manufacturing yields may affect our gross margins.

The success of our business depends largely on our ability to make our products efficiently through a manufacturing process that results in a large number of usable products, or yields, from any particular production run. In the past we have experienced significant delays in our product shipments due to lower than expected production yields. Due to the rigid technical requirements for our products and manufacturing processes, our production yields can be negatively affected for a variety of reasons, some of which are beyond our control. For instance, yields may be reduced by:

- lack of experience in producing a new product;
- defects in masks that are used to transfer circuit patterns onto wafers;
- impurities in materials used;

- contamination of the manufacturing environment; and
- equipment failures.

Our manufacturing yields also vary significantly among our products due to product complexity and the depth of our experience in manufacturing a particular product. For example, in the fourth quarter of fiscal 2001, we began volume production of a new product, HBT modules. We experienced lower than expected yields and start-up quality issues with the subcontractor who is assembling the modules. These issues resulted in lower gross margins than expected. In addition, with the acquisition of Tavanza, we acquired the technology necessary to introduce 3mm x 3mm power amplifier modules with lower cost packaging. Although we have completed development of the 3mm x 3mm power amplifier modules and have begun to deliver samples of these parts to our potential customers, we have limited experience with these modules. Consequently, our production yields may be lower than expected, and we cannot assure you that we will not experience problems with our production yields in the future. Decreases in our yields can result in substantially higher costs for our products. If we cannot maintain acceptable yields in the future, our business, operating results and financial condition will suffer.

Decreases in our customers' sales volumes could result in decreases in our sales volumes.

A significant number of our products are designed to address the specific needs of individual original equipment manufacturer customers. Where our products are designed into an original equipment manufacturer's product, our sales volumes depend upon the commercial success of the original equipment manufacturer's product. Sales of our major customers' products can vary significantly from quarter to quarter. Accordingly, our sales could be adversely affected by a reduction in demand for mobile handsets and for wireless subsystem infrastructure equipment. Our operating results have been significantly harmed in the past by the failure of anticipated orders to be realized and by deferrals or cancellations of orders as a result of changes in demand for our customers' products. For example, in 2001, our operating results were adversely affected when major customers experienced a reduction in anticipated demand for wireless communications networks. Additionally, industry forecasts of sales of handsets for calendar 2003 continue to show low to moderate growth expectations.

We depend on single and limited sources for key components. If we lose one or more of these sources, delivery of our products could be delayed or prevented and our business could suffer.

We acquire some of the components for our existing products from single sources, and some of the other components for our products are presently available or acquired only from a limited number of suppliers. Our single-sourced components include substrates, millimeter wave components and semiconductor packages. Some of these components are critical to the products we sell to our major customers. In the event that any of these suppliers are unable to fulfill our requirements in a timely manner, we may experience an interruption in production until we locate alternative sources of supply. If we encounter shortages in component supply, we may be forced to adjust our product designs and production schedules. The failure of one or more of our key suppliers or vendors to fulfill our orders in a timely manner and with acceptable quality and yields could cause us to not meet our contractual obligations, could damage our customer relationships (including relationships with major customers) and could harm our business. For example, a single-sourced supplier of substrates ceased operations at the end of the second quarter of fiscal 2002, but we were able to find a replacement supplier. If we had not been able to find another supplier, the delivery of our products to our customers, including our major customers, would have been delayed and our relationship with such customers would have been harmed and our business would have suffered.

Intense competition in our industry could result in the loss of customers or an inability to attract new customers.

We compete in an intensely competitive industry and we expect our competition to increase. A number of companies produce products that compete with ours or could enter into competition with us. These competitors, or potential future competitors, include ANADIGICS, CTT, JCA Technology, Miteq, REMEC,

RF Micro Devices, Skyworks Solutions and TriQuint Semiconductor. In addition, a number of smaller companies may introduce competing products. Many of our current and potential competitors have significantly greater financial, technical, manufacturing and marketing resources than we have and have achieved market acceptance of their existing technologies. Our ability to compete successfully depends upon a number of factors, including:

- the willingness of our customers to incorporate our products into their products;
- product quality, performance and price;
- the effectiveness of our sales and marketing personnel;
- the ability to rapidly develop new products with desirable features;
- the ability to produce and deliver products that meet our customers' requested shipment dates;
- the capability to evolve as industry standards change; and
- the number and nature of our competitors.

We cannot assure you that we will be able to compete successfully with our existing or new competitors. If we are unable to compete successfully in the future, our business, operating results and financial condition will be harmed.

Our business will be harmed if potential customers do not use gallium arsenide components.

Silicon semiconductor technologies are the dominant process technologies for integrated circuits and the performance of silicon integrated circuits continues to improve. Our prospective customers may be systems designers and manufacturers who are evaluating these silicon technologies and, in particular, silicon germanium versus gallium arsenide integrated circuits for use in their next generation high performance systems. Customers may be reluctant to adopt our gallium arsenide products because of:

- unfamiliarity with designing systems with gallium arsenide products;
- concerns related to relatively higher manufacturing costs and lower yields; and
- uncertainties about the relative cost effectiveness of our products compared to high performance silicon components.

In addition, potential customers may be reluctant to rely on a smaller company like us for critical components. We cannot be certain that prospective customers will design our products into their systems, that current customers will continue to integrate our components into their systems or that gallium arsenide technology will continue to achieve widespread market acceptance.

Our products may not perform as designed and may have errors or defects that could result in a decrease in net sales or liability claims against us.

Our customers establish demanding specifications for product performance and reliability. Our standard product warranty period is one year. Problems may occur in the future with respect to the performance and reliability of our products in conforming to customer specifications. If these problems do occur, we could experience increased costs, delays in or reductions, cancellations or rescheduling of orders and shipments, product returns and discounts and product redesigns, any of which would have a negative impact on our business, operating results and financial condition. In addition, errors or defects in our products may result in legal claims that could damage our reputation and our business, increase our expenses and impair our operating results.

The sales cycle of our products is lengthy and the life cycle of our products is short, making it difficult to manage our inventory efficiently.

Most of our products are components in mobile handsets or wireless subsystem infrastructure equipment. The sales cycle associated with our products is typically lengthy, and can be as long as two years, due to the fact that our customers conduct significant technical evaluations of our products before making purchase commitments. This qualification process involves a significant investment of time and resources from us and our customers to ensure that our product designs are fully qualified to perform with the customers' equipment. The qualification process may result in the cancellation or delay of anticipated product shipments, thereby harming our operating results.

In addition, our inventory can rapidly become out of date due to the short life cycle of the end products that incorporate our products. For example, the life cycle of mobile handsets has been and is expected to continue to be relatively short with models, features and functionality evolving rapidly. In fiscal 1999, 2002 and 2003, we wrote off out of date inventory when one of our customers stopped producing the mobile handsets that incorporated our power amplifier. Our business, operating results and financial condition could be harmed by excess or out of date inventory levels if our customers' products evolve more rapidly than anticipated or if demand for a product does not materialize.

We are subject to stringent environmental regulations that could negatively impact our business.

We are subject to a variety of federal, state and local laws, rules and regulations related to the discharge and disposal of toxic, volatile and other hazardous chemicals used in our manufacturing process. Our failure to comply with present or future regulations could result in fines being imposed on us, suspension of our production or a cessation of our operations. The regulations could require us to acquire significant equipment or to incur substantial other expenses in order to comply with environmental regulations. Any past or future failure by us to control the use of or to restrict adequately the discharge of hazardous substances could subject us to future liabilities and could cause our business, operating results and financial condition to suffer. In addition, under some environmental laws and regulations we could be held financially responsible for remedial measures if our properties are contaminated, even if we did not cause the contamination.

If we are unable to effectively protect our intellectual property, or if it were determined that we infringed the intellectual property rights of others, our ability to compete in the market may be impaired.

Our success depends in part on our ability to obtain patents, trademarks and copyrights, maintain trade secret protection and operate our business without infringing the intellectual property rights of other parties. Although there are no pending lawsuits against us, from time to time we have been notified in the past and may be notified in the future that we are infringing another party's intellectual property rights.

In the event of any adverse determination of litigation alleging that our products infringe the intellectual property rights of others, we may be unable to obtain licenses on commercially reasonable terms, if at all. If we were unable to obtain necessary licenses, we could incur substantial liabilities and be forced to suspend manufacture of our products. Litigation arising out of infringement claims could be costly and divert the effort of our management and technical personnel.

In addition to patent and copyright protection, we also rely on trade secrets, technical know-how and other unpatented proprietary information relating to our product development and manufacturing activities. We try to protect this information with confidentiality agreements with our employees and other parties. We cannot be sure that these agreements will not be breached, that we would have adequate remedies for any breach or that our trade secrets and proprietary know-how will not otherwise become known or independently discovered by others.

In addition, to retain our intellectual property rights we may be required to seek legal action against infringing parties. This legal action may be costly and may result in a negative outcome. An adverse outcome in litigation could subject us to significant liability to third parties, could put our patents at risk of being invalidated or narrowly interpreted and could put our patent applications at risk of not issuing. The steps taken by us may be inadequate to deter misappropriation or impede third party development of our technology. In addition, the laws of some foreign countries in which our products are or may be sold do not protect our intellectual property rights to the same extent, as do the laws on the United States. If we are not successful in protecting our intellectual property our business will suffer.

Our manufacturing capacity and our ability to maintain sales volume is dependent on the successful retention of qualified design, assembly and test personnel and our ability to install critical assembly and test equipment on a timely basis.

Our ability to satisfy our current backlog and any additional orders we may receive in the future will depend on our ability to successfully retain qualified design engineers, assembly and test personnel. Our design engineers reside at our headquarters in Santa Clara, California and at our design center in the United Kingdom. We contract with third parties located primarily in Asia for many of our assembly and test requirements. Our need to successfully manage and retain these personnel will intensify if in the future our production volumes are required to increase significantly from expected levels. Demand for people with these skills is intense and we cannot assure you that we will be successful in retaining sufficient personnel with these critical skills. Our business has been harmed in the past by our inability to hire and retain people with these critical skills, and we cannot assure you that similar problems will not reoccur. For example, we also lost an order from a major customer in fiscal 2000 due to a shortage we experienced in design engineers.

Our ability to maintain manufacturing capacity also depends on our ability to install additional assembly and test equipment at our Santa Clara facility and at our Asian subcontractors' facilities on a timely basis. We rely on third party providers of this equipment to deliver and install it on a timely basis. If there is a delay in the delivery and installation of this equipment, our planned increased production capacity will be reduced or delayed. This could result in delayed or lost sales to customers, adversely affect our customer relationships and harm our business.

Past in-house foundry capacity limitations forced us into relationships with other foundries. We may incur extra costs as a result of these third party foundry relationships, which could negatively impact our financial condition.

We currently operate our own foundry located in Santa Clara, California to produce GaAs semiconductor components for sale as well as for use in our GaAs-based subsystems products. In the past, our in-house capacity was not sufficient by itself to satisfy the demand and our growth objectives.

In December 2000, we invested approximately $2.4 million in a GaAs foundry under construction in Taiwan. We made this investment to secure a portion of the foundry's capacity for our use. During the fourth quarter of fiscal 2002 we recorded an impairment charge of approximately $1.7 million against the foundry investment, which was deemed to have an other than temporary decline in value. During the first and fourth quarter of fiscal 2003, we recorded additional impairments of $0.3 and $0.1 million respectively. We regularly review our investments for circumstances of impairment and assess the carrying value of the assets against market value. When an impairment exists, we record an expense to the extent that the carrying value exceeds fair market value in the period the assessment was made. The fair value of strategic investments, such as the foundry, is dependent on the performance of the companies invested in, as well as the marketability for these investments. In assessing potential impairment of these investments, management considers these factors as well as forecasted financial performance of the investees. If these forecasts are not met or if market conditions change, we may have to record additional impairment charges.

Reliance on third party foundries means we have less control over delivery schedules, manufacturing yields and costs. Our relationship with outside foundries will also require us to successfully manage and coordinate our production through third parties over which we have limited or no control. If we are not successful in effectively managing and coordinating our in-house manufacturing capabilities with the independent foundries, our integrated component production could be disrupted and fail to meet our requirements which could severely harm our business.

We depend heavily on our key managerial and technical personnel. If we cannot attract and retain persons for our critical management and technical functions we may be unable to compete effectively.

Our success depends in significant part upon the continued service of our key technical, marketing, sales and senior management personnel and our continuing ability to attract and retain highly qualified technical, marketing, sales and managerial personnel. In particular, we have experienced and continue to experience difficulty attracting and retaining qualified engineers, which has harmed our ability to develop a wider range of handset products in a timely manner. Competition for these kinds of experienced personnel is intense. In addition, as discussed above, uncertainties resulting from the proxy contest and future unsolicited acquisition offers may hamper our ability to retain our executives or key personnel in our engineering and other departments. We cannot assure you that we can retain our key technical and managerial employees or that we can attract, assimilate or retain other highly qualified technical and managerial personnel in the future. Our failure to attract, assimilate or retain key personnel could significantly harm our business, operating results and financial condition.

Our customers' failure to adhere to governmental regulations could harm our business.

A significant portion of our products are integrated into the wireless communications subsystems of our clients. These subsystems are regulated domestically by the Federal Communications Commission and internationally by other government agencies. With regard to equipment in which our products are integrated, it is typically our customers' responsibility, and not ours, to ensure compliance with governmental regulations. Our net sales will be harmed if our customers' products fail to comply with all applicable domestic and international regulations.

A disaster could severely damage our operations.

A disaster could severely damage our ability to deliver our products to our customers. Our products depend on our ability to maintain and protect our computer systems, which are primarily located in or near our principal headquarters in Santa Clara, California. Santa Clara exists on or near a known earthquake fault zone. Although the facilities in which we host our computer systems are designed to be fault tolerant, the systems are susceptible to damage from fire, floods, earthquakes, power loss, telecommunications failures, and similar events. Although we maintain general business insurance against fires, floods and some general business interruptions, there can be no assurance that the amount of coverage will be adequate in any particular case.

Item 7A. *Qualitative and Quantitative Disclosure About Market Risk*

Interest Rate Risk

Our exposure to market risk is principally confined to our cash, cash equivalents and investments which have maturities of less than two years. We maintain a non-trading investment portfolio of investment grade, liquid, debt securities that limits the amount of credit exposure to any one issue, issuer or type of instrument. At March 31, 2003, our investment portfolio comprised approximately $27.8 million in money market funds and certificate of deposits and $66.2 million of money market auction rate preferred stocks, corporate debt securities and municipal bonds. The securities in our investment portfolio are not leveraged, are classified as available for sale and are therefore subject to interest rate risk. We currently do not hedge interest rate exposure. If market interest rates were to increase by 100 basis points, or 1%, from March 31, 2003 levels, the fair value of our portfolio would decline by approximately $139,000. The modeling technique used measures the change in fair values arising from an immediate hypothetical shift in market interest rates.

Foreign Currency Exchange Risk

The current foreign exchange exposure in all international operations is deemed to be immaterial since all of our net sales and the majority of liabilities are receivable and payable in U.S. dollars. A 10% change in exchange rates would not be material to our financial condition and results from operations. Accordingly, we do not use derivative financial instruments to hedge against foreign exchange exposure.

Item 8. *Financial Statements and Supplementary Data*

The information required by this item is listed under Item 7 and Item 15(a)1 of this Form 10-K.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

Not applicable.

PART III

Item 10. *Directors and Executive Officers of the Board*

The information required by this item is incorporated herein by reference to our definitive Proxy Statement to be filed in connection with our 2003 Annual Meeting of Shareholders, which is expected to be filed not later than 120 days after our fiscal year ended March 31, 2003.

Item 11. *Executive Compensation*

The information required by this item is incorporated herein by reference to our definitive Proxy Statement to be filed in connection with our 2003 Annual Meeting of Shareholders, which is expected to be filed not later than 120 days after our fiscal year ended March 31, 2003.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters*

The information required by this item is incorporated herein by reference to our definitive Proxy Statement to be filed in connection with our 2003 Annual Meeting of Shareholders, which is expected to be filed not later than 120 days after our fiscal year ended March 31, 2003.

Item 13. *Certain Relationships and Related Party Transactions*

The information required by this item is incorporated herein by reference to our definitive Proxy Statement to be filed in connection with our 2003 Annual Meeting of Shareholders, which is expected to be filed not later than 120 days after our fiscal year ended March 31, 2003.

PART IV

Item 14. *Controls and Procedures*

Our chief executive officer and our chief financial officer, after evaluating our "disclosure controls and procedures" (as defined in Securities Exchange Act of 1934 (the "Exchange Act") Rules 13a-14(c) and 15d-14(c)) as of a date within 90 days before the filing date of this Annual Report on Form 10-K (the "Evaluation Date") have concluded that as of the Evaluation Date, our disclosure controls and procedures are effective.

Subsequent to the Evaluation Date, there were no significant changes in our internal controls or in other factors that could significantly affect our disclosure controls and procedures, nor were there any significant deficiencies or material weaknesses in our internal controls. As a result, no corrective actions were required or undertaken

Item 15. ***Exhibits, Financial Statement Schedules and Reports on Form 8-K***

(a) *The following documents are filed as part of this report:*

1. *Consolidated Financial Statements*

2. *Financial Statement Schedule*

All other schedules and financial statements are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

3. *Exhibits*

Exhibit Number	Description
3.1(1)	Amended and Restated Articles of Incorporation of Registrant.
3.2	Bylaws of Registrant, as amended through May 28, 2003.
4.1(2)	Form of Registrant's Stock Certificate.
4.2(2)	Third Modification Agreement (including Registration Rights Agreement) dated July 30, 1990, between the Registrant and certain investors.
4.3(6)	Shareholders Rights Agreement dated March 25, 1999, by and between the Registrant and BankBoston, N.A.
4.4(14)	Registration Rights Agreement, dated February 4, 2000, between the Registrant and the parties identified on Exhibit A thereto.
10.1(2)	1985 Stock Incentive Program and forms of Incentive Stock Option Agreement and Nonstatutory Stock Option Agreement.
10.2(4)	1994 Stock Option Plan, as amended, and form of Stock Option Agreement.
10.3(10)	Employee Qualified Stock Purchase Plan, as amended, and form of Subscription Agreement.
10.4(2)	Outside Director's Stock Option Plan and form of Stock Option Agreement.
10.5(2)	Form of Directors' and Officers' Indemnification Agreement.
10.6(2)	Lease Agreement dated April 1, 1993 between the Registrant and Berg & Berg Developers.
10.7(3)	Lease agreement dated April 11, 1997 between the Registrant and Spieker Properties, L.P.
10.8(7)	First Amendment to Lease dated June 17, 1999 by and between Registrant and Mission West Properties, L.P. II (formerly known as Berg & Berg Developers).
10.9(8)	2000 Nonstatutory Stock Option Plan.
10.10(8)	Share Subscription Agreement by and between the Registrant and Suntek Compound Semiconductor Co. LTD, dated December 5, 2000.
10.11(9)	Joint Venture Agreement, dated as of December 20, 2001, by and among Celeritek, Inc., UBE Electronics, Ltd. and NewGen Telecom Co., Ltd.
10.12(11)	Stock Purchase agreement, dated as of March 18, 2002, by and among Celeritek, Inc. and NewGen Telecom Co., Ltd.

Exhibit Number	Description
10.13(12)	Change of Control Severance Agreement by and between Celeritek, Inc. and Tamer Husseini, dated November 22, 2002.
10.14(12)	Change of Control Severance Agreement by and between Celeritek, Inc. and Margaret E. Smith, dated November 22, 2002.
10.15(15)	Tavanza, Inc. 2000 Stock Incentive Plan.
21	Subsidiaries of Celeritek.
23.1	Consent of Ernst & Young LLP, Independent Auditors.
24	Power of Attorney (see signature page).
99.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.2(12)	Charter for the Audit Committee of the Board of Directors.
99.3(12)	Charter for the Compensation Committee of the Board of Directors.
99.4(12)	Charter for the Corporate Governance and Nominating Committee of the Board of Directors.
99.5(12)	Corporate Governance Guidelines.
99.6(13)	Settlement Agreement, dated May 28, 2003, between Celeritek, Inc., the Celeritek Shareholder Protective Committee and the members and certain affiliates of the Celeritek Shareholder Protective Committee.

(1) Incorporated by reference to our Form 8-K filed on July 29, 2002.

(2) Incorporated by reference to the identically numbered exhibits to our Registration Statement of Form S-1 (Commission File No. 33-98854), which became effective on December 19, 1995.

(3) Incorporated by reference to our Form 10-K filed for the fiscal year ended March 31, 1997.

(4) Incorporated by reference to our Statement on Form S-8 (Commission File No. 333-52037), filed May 7, 1998.

(5) Incorporated by reference to our Form 10-K filed for the fiscal year ended March 31, 1999.

(6) Incorporated by reference to our Form 8-A filed on April 1, 1999.

(7) Incorporated by reference to our Form 10-K/A filed for the fiscal year ended March 31, 2000.

(8) Incorporated by reference to our Form 10-K filed for the fiscal year ended March 31, 2001.

(9) Incorporated by reference to our Form 10-Q filed for the quarter ended December 31, 2001.

(10) Incorporated by reference to our Form S-8 filed on August 15, 2001.

(11) Incorporated by reference to our Form 10-K filed for the fiscal year ended March 31, 2002.

(12) Incorporated by reference to our Form 8-K filed on April 16, 2003.

(13) Incorporated by reference to our Form 8-K filed on May 28, 2003.

(14) Incorporated by reference to our Form S-3 filed on February 25, 2000.

(15) Incorporated by reference to our Form 8-8 filed on January 16, 2003.

(b) *Reports on Form 8-K*

No reports on Form 8-K were filed during the quarter ended March 31, 2003.

(c) *Exhibits*

See Item 15(a)3 for a list of exhibits.

(d) *Financial Statement Schedules.*

See Item 15(a)2 for a list of financial statement schedules.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Celeritek, Inc.

We have audited the accompanying consolidated balance sheets of Celeritek, Inc. as of March 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2003. Our audits also included the financial statement schedule listed in the Index at Item 15 (a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Celeritek, Inc. at March 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

San Jose, California
April 25, 2003
except for Note 20 as to which
the date is June 13, 2003

CONSOLIDATED BALANCE SHEETS
(In thousands, except share amounts)

	March 31, 2003	March 31, 2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 28,909	$ 8,096
Short-term investments	66,727	90,597
Accounts receivable, net of allowance for doubtful accounts of $626 and $1,183 at March 31, 2003 and 2002, respectively	4,483	10,001
Inventories	3,599	9,372
Prepaid expenses and other current assets	1,813	3,268
Loans to officers and employees — short term portion	112	403
Total current assets	105,643	121,737
Net property and equipment	11,029	14,839
Other assets	3,501	1,902
Loans to officers and employees — long term portion	1,356	1,210
Purchased intangible assets	931	—
Total assets	$122,460	$139,688
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 4,355	$ 4,583
Accrued payroll	1,601	1,505
Accrued liabilities	4,201	3,098
Current portion of long-term debt	2,543	2,312
Current obligations under capital leases	597	669
Total current liabilities	13,297	12,167
Long-term debt, less current portion	2,126	4,675
Noncurrent obligations under capital lease commitments	793	1,340
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, no par value:		
Authorized shares — 2,000,000		
Issued and outstanding — none	—	—
Common stock, no par value:		
Authorized shares — 50,000,000		
Issued and outstanding shares — 12,342,163 and 12,228,194 at March 31, 2003 and 2002, respectively	158,049	156,340
Accumulated other comprehensive income (loss)	5	(51)
Accumulated deficit	(51,810)	(34,783)
Total shareholders' equity	106,244	121,506
Total liabilities and shareholders' equity	$122,460	$139,688

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Years Ended March 31,		
	2003	2002	2001
Net sales	$ 49,423	$ 57,050	$ 85,062
Cost of goods sold	39,101	51,839	77,482
Gross profit	10,322	5,211	7,580
Operating expenses:			
Research and development	10,797	9,195	10,179
Selling, general, and administrative	8,729	9,648	11,846
Costs related to shareholder actions	1,306	—	—
Special charges	2,836	10,960	1,250
In-process research and development	4,414	—	—
Amortization of intangible assets	215	—	—
Total operating expenses	28,297	29,803	23,275
Loss from operations	(17,975)	(24,592)	(15,695)
Impairment of strategic investments	(422)	(1,702)	—
Impairment of short-term investments	—	—	(524)
Interest income and other	2,217	4,191	6,154
Interest expense	(711)	(695)	(412)
Loss before income taxes	(16,891)	(22,798)	(10,477)
Provision (benefit) for income taxes	136	(180)	125
Net Loss	$(17,027)	$(22,618)	$(10,602)
Basic and diluted net loss per share	$ (1.39)	$ (1.87)	$ (0.94)
Shares used in net loss per share calculation			
Basic and diluted	12,285	12,076	11,272

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands)

	Common Stock		Accumulated Other Comprehensive Income	Retained Earnings (Accumulated Deficit)	Total Shareholders' Equity
	Shares	Amount			
Balance at March 31, 2000	9,317	$ 52,394	$ —	$ (1,563)	$ 50,831
Issuance of common stock on exercise of options under stock option plans	194	953	—	—	953
Issuance of common stock in connection with secondary offering, net of issuance costs	2,300	100,319	—	—	100,319
Issuance of common stock under employee stock purchase plan	121	828	—	—	828
Comprehensive loss:					
Net loss for the year ended March 31, 2001	—	—	—	(10,602)	(10,602)
Unrealized gain on available-for-sale securities	—	—	485	—	485
Reclassification adjustments for gain on sale of available-for-sale investments	—	—	(5)	—	(5)
Comprehensive loss	—	—	—	—	(10,122)
Balance at March 31, 2001	11,932	154,494	480	(12,165)	142,809
Issuance of common stock on exercise of options under stock option plans	225	1,157	—	—	1,157
Issuance of common stock under employee stock purchase plan	71	689	—	—	689
Comprehensive loss:					
Net loss for the year ended March 31, 2002	—	—	—	(22,618)	(22,618)
Unrealized loss on available-for-sale securities	—	—	(675)	—	(676)
Reclassification adjustments for loss on sale of available-for-sale investments	—	—	144	—	145
Comprehensive loss	—	—	—	—	(23,149)
Balance at March 31, 2002	12,228	156,340	(51)	(34,783)	121,506
Issuance of common stock on exercise of options under stock option plans	33	187	—	—	187
Issuance of common stock under employee stock purchase plan	81	522	—	—	522
Stock option consideration for Tavanza asset purchase	—	1,000	—	—	1,000
Comprehensive loss:					
Net loss for the year ended March 31, 2003	—	—	—	(17,027)	(17,027)
Unrealized gain on available-for-sale securities	—	—	63	—	63
Reclassification adjustments for gain on sale of available-for-sale investments	—	—	(7)	—	(7)
Comprehensive loss	—	—	—	—	(16,971)
Balance at March 31, 2003	12,342	$158,049	$ 5	$(51,810)	$106,244

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended March 31,		
	2003	2002	2001
Operating activities			
Net loss	$ (17,027)	$ (22,618)	$ (10,602)
Adjustments to reconcile net loss to net cash provided (used) in operating activities:			
Depreciation	5,000	5,276	3,641
Amortization of intangible assets	215	—	—
Impairment of strategic and short-term investments	422	1,702	524
Loss on impairment and disposal of property and equipment	1,292	11,047	1,116
(Gain) loss on sale of short-term investments	(7)	145	(239)
Income tax receivable	244	—	—
Purchase of in-process research and development	793	—	—
Changes in operating assets and liabilities:			
Accounts receivable	5,518	6,494	(4,586)
Inventories	5,773	5,989	(1,006)
Prepaid expenses and other current assets	1,425	(304)	(1,819)
Other assets	(29)	(801)	75
Related party receivables	145	282	(1,778)
Intangible assets	(939)	—	—
Accounts payable	(221)	(8,830)	7,192
Accrued payroll	99	(1,174)	165
Accrued liabilities	1,103	(814)	1,445
Net cash provided by (used in) operating activities	3,806	(3,606)	(5,872)
Investing activities			
Purchases of property and equipment	(2,593)	(6,656)	(19,019)
Purchase of strategic investments	(1,992)	(512)	(2,362)
Purchases of short-term investments	(132,145)	(139,472)	(177,614)
Proceeds from sale of property and equipment	168	20	—
Proceeds from sales of short-term investments	34,258	59,863	43,902
Proceeds from maturities of short-term investments	121,820	92,003	47,918
Net cash provided by (used in) investing activities	19,516	5,246	(107,175)
Financing activities			
Principal payments on long-term debt	(2,318)	(1,787)	(1,138)
Borrowings on long-term debt	—	3,708	7,207
Principal payments on obligations under capital leases	(693)	(826)	(314)
Proceeds from the issuance of common stock, net of issuance costs	—	—	100,319
Proceeds from the exercise of stock options and employee stock purchase plan	709	1,846	1,781
Net cash (used in) provided by financing activities	(2,302)	2,941	107,855
Effect of exchange rate changes on cash	(207)	—	—
Increase (decrease) in cash and cash equivalents	20,813	4,581	(5,192)
Cash and cash equivalents at beginning of year	8,096	3,515	8,707
Cash and cash equivalents at end of year	$ 28,909	$ 8,096	$ 3,515

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Organization and Summary of Significant Accounting Policies

Business Activities. Celeritek, Inc. (the Company) designs and manufactures gallium arsenide, or GaAs, semiconductor components and GaAs-based subsystems used in the transmission of voice, video and data over wireless communication networks and systems. The Company's products are designed to facilitate broadband voice and data transmission in mobile handsets and wireless communication network infrastructures. The Company's GaAs-based subsystems are used in a variety of defense applications such as tactical aircraft and ground based and ship board radar systems, electronic counter measures and satellite applications.

Basis of Presentation. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Celeritek UK Limited, Celeritek Korea, and Tavanza, Inc. Intercompany accounts and transactions have been eliminated. The Company's reporting period generally consists of a fifty-two week period ending on the Sunday closest to the calendar month end. Fiscal years 2003, 2002, and 2001 ended March 30, March 31, and April 1, respectively. For convenience, the accompanying financial statements have been presented as ending on the last day of the calendar month.

Use of Estimates. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. Significant estimates are discussed in the critical accounting policies section of Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Cash and Cash Equivalents and Short-Term Investments. The Company considers all highly liquid investments with a remaining maturity of 90 days or less at the time of purchase to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value. The Company's short-term investments primarily consist of readily marketable debt securities with remaining maturities of more than 90 days at the time of purchase.

Marketable equity and all debt securities are classified as held-to-maturity, available-for-sale, or trading. Management determines the appropriate classification of marketable equity and debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. The Company has classified its entire investment portfolio as available-for-sale. Available-for-sale securities are classified as cash equivalents or short-term investments and are stated at fair value with unrealized gains and losses included in accumulated other comprehensive loss, which is a component of stockholders' equity. The Company uses the fair market value to determine fair value. The Company views its available-for-sale portfolio as available for sale in current operations. Accordingly, all investments are classified as short-term even though the stated maturity date may be a year or more beyond the current balance sheet date. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest income (expense) and other. Realized gains and losses are also included in interest income and other. The cost of securities sold is based on the specific identification method. Other than United States investment treasury instruments, the Company's investment policy limits the amounts invested in any one institution or in any single type of instrument.

The following is a summary of available-for-sale securities at cost, which approximates fair value:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands)		
As of March 31, 2003				
Money market funds	$27,297	$ —	$ —	$27,297
Certificate of deposits	504	—	—	504
U.S. Government and federal agency bonds	8,024	6	—	8,030
Corporate debt securities	28,494	20	(21)	28,493
Municipal bonds	19,400	—	—	19,400
Equities	10,300	—	—	10,300
Total	$94,019	$ 26	$ (21)	$94,024
As of March 31, 2002				
Money market funds	$ 7,775	$ —	$ —	$ 7,775
Certificate of deposits	502	—	—	502
U.S. Government and federal agency bonds	3,000	—	(7)	2,993
Corporate debt securities	74,646	94	(138)	74,602
Municipal bonds	12,500	—	—	12,500
Total	$98,423	$ 94	$ (145)	$98,372

Available for sale securities at March 31, 2003, by contractual maturity, are shown below:

	Estimated Fair Value March 31,	
	2003	2002
	(In thousands)	
Due in one year	$88,772	$84,211
Due after 1 years through 2 years	5,252	14,161
Total	$94,024	$98,372

Above amounts are included in the following:

	March 31,	
	2003	2002
	(In thousands)	
Cash and cash equivalents	$27,297	$ 7,775
Short-term investments	66,727	90,597
Total	$94,024	$98,372

Following is a reconciliation of cash and cash equivalents:

	March 31,	
	2003	2002
	(In thousands)	
Available-for-sale securities	$27,297	$7,775
Cash and bank accounts	1,612	321
Total	$28,909	$8,096

Gross realized gains in fiscal 2003, 2002 and 2001, respectively were $0.007 million, $0.003 million and $0.005 million and gross realized losses in fiscal 2002 were $0.2 million and were included in earnings as a result of the sales of available for sale securities. There were no gross realized losses in fiscal 2003 or 2001.

Concentration of Credit Risk. The Company sells its products primarily to original equipment manufacturers in the communications industry and government contractors. Credit is extended based on an evaluation of a customer's financial condition and, generally, collateral is not required. Actual credit losses may differ from management's estimates. To date, credit losses have been within management's expectations, and the Company believes that an adequate allowance for doubtful accounts has been provided.

Inventories. Inventories are stated at the lower of standard cost (which approximates actual cost on a first-in, first-out method) or market.

Significant components of inventories are:

	March 31,	
	2003	2002
	(In thousands)	
Raw materials	$ 666	$2,346
Work-in-process	2,933	7,026
	$3,599	$9,372

The Company records inventory write-downs for estimated obsolescence or unmarketable inventory. The Company's write-downs for excess and obsolete inventory are primarily based upon forecasted demand and the Company's backlog of orders for the product. Any inventory write-downs are reflected in cost of sales in the period the write-downs are made.

Property and Equipment. Property and equipment are recorded at cost and depreciated using the straight-line method over their respective estimated useful lives (generally five years). Assets recorded under capital leases are amortized by the straight-line method over their respective useful lives of three to seven years or the lease term, whichever is less. Leasehold improvements are amortized by the straight-line method over their respective estimated useful lives of seven years or the lease term, whichever is less.

Significant components of property and equipment are:

	March 31,	
	2003	2002
	(In thousands)	
Equipment	$ 35,122	$ 35,839
Furniture and fixtures	516	451
Leasehold improvements	1,819	2,509
	37,457	38,799
Accumulated depreciation and amortization	(26,428)	(23,960)
Net property and equipment	$ 11,029	$ 14,839

Long-lived Assets and Strategic Investments. The Company regularly reviews its long-lived assets and strategic investments for indicators of impairment and assesses the carrying value of the assets against market values. When an impairment exists, the Company records an expense to the extent that the carrying value exceeds fair market value in the period the assessment is made.

The Company records impairment losses on long-lived assets used in operations or expected to be disposed of when events and circumstances indicate that the undiscounted cash flow estimated to be generated by these assets is less than the carrying amounts of those assets. The Company considers sensitivities to capacity, utilization and technological developments in making related assumptions.

Stock-Based Compensation. The Company generally grants stock options to its employees for a fixed number of shares with an exercise price equal to the fair value of the shares on the date of grant. The Company records compensation related to employees stock awards under the intrinsic value method and accordingly, no compensation expense is recognized in the Company's financial statements in connection with stock options granted to employees with exercise prices not less than fair value.

Proforma information regarding net loss and net loss per share under the fair value method is presented below:

	Years Ended March 31,		
	2003	2002	2001
	(in thousands, except per share amounts)		
Net loss, as reported	$(17,027)	$(22,618)	$(10,602)
Add: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(5,012)	(6,219)	(4,773)
Pro forma net loss	$(22,039)	$(28,837)	$(15,375)
Basic and diluted net loss per share:			
As reported	$ (1.39)	$ (1.87)	$ (0.94)
Pro forma	$ (1.79)	$ (2.39)	$ (1.36)

Revenue Recognition. Revenue related to product sales is recognized when the products are shipped to the customer, title has transferred and no obligations remain. In circumstances where the collection of payment is not probable at the time of shipment, the Company defers recognition of the revenue until payment is collected. The Company provides for expected returns based on past experience as well as current customer activities. Customers do not have rights of return outside of products returned under warranty and, to date, returns have not been material. Shipping and handling costs are included in costs of goods sold for all periods presented.

Product Warranty. The Company warrants its products against defects in design, materials and workmanship, generally for one year from the date of shipment for all of its products. The actual term could vary depending on the specific customers. An accrual for estimated future costs relating to warranty expense is recorded, as a percentage of revenue based on prior experience, when revenue is recorded and is included in cost of goods sold. Factors that affect the Company's warranty liability include historical and anticipated rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Research and Development. Research and development expenditures are charged to operations as incurred.

Advertising. The Company accounts for advertising costs as expense in the period in which they are incurred. Advertising expense for all years presented was immaterial.

Net Loss Per Share. Basic and diluted net loss per share are computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per share excludes the incremental shares issuable upon the assumed exercise of stock options if their effect is antidilutive.

The following table sets forth the potential shares of common stock that are not included in the computation of diluted net loss per share because to do so would be antidilutive for all periods presented:

	Years Ended March 31,		
	2003	2002	2001
Options to purchase common stock	1,983,911	1,824,294	1,549,592
Average exercise price	$ 14.98	$ 16.39	$ 17.48

Comprehensive Loss. Comprehensive loss comprises net loss and other comprehensive gain (loss). The Company records unrealized gains and losses on the mark-to-market of its available for sale investments as the only component of other comprehensive gain (loss).

The components of comprehensive loss, net of related tax, for the years ended March 31, 2003, 2002, and 2001 were as follows:

	Years Ended March 31,		
	2003	2002	2001
		(in thousands)	
Net loss	$(17,027)	$(22,618)	$(10,602)
Unrealized gain (loss) on available for sale securities	63	(675)	485
Reclassification adjustments for (gain) loss on sale of available for sale securities	(7)	144	(5)
Comprehensive loss	$(16,971)	$(23,149)	$(10,122)

The components of accumulated comprehensive loss, net of related tax, at March 31, 2003, 2002, and 2001 were as follows:

	March 31,		
	2003	2002	2001
		(in thousands)	
Accumulated deficit	$(51,810)	$(34,783)	$(12,165)
Unrealized gain (loss) on available for sale securities	5	(51)	480
Accumulated comprehensive loss	$(51,805)	$(34,834)	$(11,685)

Foreign Currency Translation. The U.S. dollar is the functional currency for the Company's foreign operations. Gains and losses on the reameasurement into United States dollars of amounts denominated in foreign currencies are included in net loss. The total foreign currency translation included in net loss was a loss of approximately $0.1 million in fiscal 2003 and was not material in fiscal 2002 and 2001.

Principles of Consolidation. The consolidated financial statements include the accounts of Celeritek and its subsidiaries. All significant intercompany balances and transactions are eliminated on consolidation.

Reclassification. Certain amounts reported in previous years have been reclassified to conform to the current year presentation.

Note 2. Special Charges

The special charges of $2.8 million recorded during the third quarter of fiscal 2003 were due to Motorola's transition from the model 120v handset platform on which the Company was the sole source for power amplifier modules, to the next generation of handset platforms, for which the Company is not a supplier of power amplifier modules. As a result of this decrease in revenue and operations, the Company closed its office in Lincoln, United Kingdom and restructured various operations in the United States. The $2.8 million of special charges is comprised of operating lease and fixed asset impairments and employee termination charges.

Approximately $1.3 million of the $2.8 million total charge is due to an operating lease impairment, which was the result of equipment covered by operating leases no longer having economic value to the Company. Another $1.1 million of the $2.8 million total charge is due to the write off of certain Lincoln fixed assets, mainly equipment. The Lincoln building, which is owned by the Company, was reclassified to prepaid and other current assets as a current asset for resale. The Company expects to be able to sell the building in the next twelve months. The remaining $0.4 million of the $2.8 million charge is related to employee termination charges. The total number of employees terminated in the United States and the United Kingdom was 44.

During the fourth quarter of fiscal 2003, a portion of the impaired Lincoln, United Kingdom equipment was sold to a company founded by former Lincoln management for the fair market value of $0.3 million. Multiple quotes were received from third parties in order to determine the sales price of the equipment. In return for the sale of equipment, the Company received an unsecured note bearing interest at 5.25% per annum for the entire amount of the proceeds. After assessing the collectability of the note, which is payable in two lump sums over 24 months, the Company decided to record the gain on disposal as cash is received. The remaining impaired equipment is expected to be scrapped.

The following table summarizes the Company's special charges activity as follows (in thousands):

	Employee Termination Costs	Excess Equipment	Lease Impairments	Total
Fiscal 2003 Special Charges	$ 350	$ 1,160	$1,326	$ 2,836
Cash Paid	(227)	—	(276)	(503)
Non-cash activity	—	(1,160)	—	(1,160)
Accrual balances, March 31, 2003	$ 123	$ —	$1,050	$ 1,173

In response to a decline in the wireless infrastructure and mobile handset markets, which included several semiconductor customers reducing their forecasted demand in the third quarter of fiscal 2002, the Company evaluated the ongoing value of its semiconductor capital assets. As a result of this analysis, the Company recorded an impairment charge of $11.0 million in the first nine months of fiscal 2002 related to certain assets for which expected future cash flows are insufficient to cover their carrying value. Of this charge, $10.5 million was a result of the write-down of capital assets related to excess capacity due to un-utilized wafer fabrication equipment and leasehold improvements undertaken to increase the wafer fabrication area. The $10.5 million write-down is comprised of $5.4 million related to abandoned leasehold improvements originally intended to expand the Company's wafer fabrication facility and $5.1 million related to un-utilized wafer fabrication equipment. The fair value used to calculate the equipment impairment was obtained from third party sources.

The remaining $0.5 million impairment was the result of a further impairment with respect to certain capital assets initially written down in the fourth quarter of fiscal 2001. The capital assets were initially written down to an estimated fair market value in the fourth quarter of fiscal 2001 due to delayed and cancelled contracts as a result of the declining wireless market. The Company reassessed the fair market value based on the current resale market for this type of equipment during the third quarter of fiscal 2002 and adjusted the capital assets carrying value accordingly. The Company reviewed these capital assets as of December 31, 2002 and determined no indicators of impairment were present that would indicate the current carrying value of these capital assets was impaired.

Note 3. Asset Acquisition

On October 29, 2002, the Company acquired Tavanza, Inc. ("Tavanza"), a privately held development stage, fabless designer of power amplifier modules and components for cellular and wireless LAN products, in a merger transaction. The total purchase price of $6.1 million consists of the following (in thousands):

Cash	$3,568
Liabilities assumed	1,493
Fair value of assumed options	1,000
Acquisition legal and accounting costs	79
Total purchase price	$6,140

At the acquisition date, Tavanza did not meet the accounting criteria to be considered a business acquisition. Accordingly, the Company accounted for this transaction as an acquisition of assets as follows. The Company allocated the acquisition purchase price to the tangible assets, liabilities, and intangible assets acquired based on their estimated fair values. Since the transaction was not accounted for as a business combination, no goodwill was recognized. Excess purchase price over the already allocated fair value of assets acquired was allocated on a pro rata basis to the intangible assets. The fair value assigned to intangible assets acquired was determined through established valuation techniques.

These valuation techniques included estimating the stage of development of each in-process research and development project at the date of acquisition, estimating cash flows resulting from the expected revenue generated from such projects, and discounting the net cash flows back to their present value using an appropriate discount rate. The discount rate used represents a premium to the Company's cost of capital. All of the projections used are based on management's estimates of market size and growth, expected trends in technology and the expected timing of new product introductions.

The following is a summary of the purchase price allocation (in thousands):

Tangible assets less liabilities assumed	$ 580
Patent applications	233
Assembled workforce	913
In-process research and development	4,414
Total purchase price	$6,140

Purchased intangible assets with definite useful lives are being amortized over that useful life beginning in the third quarter of fiscal 2003. The Company has no intangible assets with indefinite useful lives. In-process research and development of $4.4 million, at the date of purchase had not yet reached technical feasibility, had no alternative future use and was therefore expensed.

Note 4. Intangible Assets

Intangible assets consist of the following (in thousands):

		March 31, 2003		
	Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Patent application	4 years	$ 233	$ (25)	$208
Assembled workforce	2 years	913	(190)	723
		$1,146	$(215)	$931

Note 5. Costs Related to Shareholder Actions

During the second quarter of fiscal 2003, the Company received an unsolicited conditional offer from Anaren Inc. for all of the outstanding shares of the Company's common stock. The Board of Directors voted unanimously to reject the offer as not in the best interests of the Company's shareholders. In the fourth quarter of fiscal 2003, a group of shareholders (the "Celeritek Shareholder Protective Committee") called a special meeting to remove the Company's Board of Directors from office and replace them with a different slate of candidates. Expenses for legal and investment advisors of $1.3 million for fiscal 2003 have been incurred relating to both of these actions and have been reported in loss from operations under the caption "Costs related to shareholder actions." In March 2003, the Company changed its investment advisors. See note 17 for commitments arising from contracts for such services.

Note 6. Product Warranty

The Company warrants its products against defects in design, materials, and workmanship, generally for one year from the date of shipment for all of its products. The actual term could vary depending on the specific customers. An accrual for estimated future costs relating to warranty expense is recorded, as a percentage of revenue based on prior experience, when revenue is recorded and is included in cost of goods sold. Factors that affect the Company's warranty liability include historical and anticipated rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Changes in the Company's product liability during the three months and twelve months ended March 31, 2003 were as follows (in thousands):

	Three months ended March 31,		Twelve months ended March 31,	
	2003	2002	2003	2002
Beginning accrual balance	$ 500	$501	$ 500	$ 502
Warranties issued	80	77	243	378
Adjustment related to change in estimates	(100)	—	(100)	—
Charges incurred	(80)	(78)	(243)	(380)
Ending accrual balance	$ 400	$500	$ 400	$ 500

Note 7. Strategic Investments

Handset Design Company

In December 2001, the Company invested $0.5 million in a Korean handset design company. On April 1, 2002, the Company invested an additional $2.0 million in the handset design company. The Company does not have significant influence over the management of the handset design company and accordingly has accounted for the investment on a cost basis in all reported periods. The Company reviewed the investment as of March 31, 2003 and determined no indicators of impairment were present that would indicate the current carrying value of the investment was impaired.

GaAs Foundry

In December 2000, the Company invested approximately $2.4 million in a GaAs foundry under construction in Taiwan in exchange for a strategic interest. The Company has accounted for this investment using the cost basis in all reported periods.

During fiscal 2002 and fiscal 2003, the Company recorded impairment charges of approximately $1.7 million and $0.4 million respectively, against its strategic investment in the Taiwanese foundry, which was deemed, in those respective periods, to have an other than temporary decline in value.

Note 8. Related Party Transactions

The Company has outstanding loans totaling $1.5 million at March 31, 2003 and $1.6 million at March 31, 2002 to certain officers and employees. The notes are relocation loans collateralized by certain real property assets, bear no interest and have maturities through 2019. The principal will be repaid at various dates. If an employee ceases being employed by the Company, the principal outstanding will be due and payable within 90 days. During fiscal 2001, loans were granted to officers and employees totaling approximately $1.8 million. No loans were granted to officers and employees during fiscal 2002 or 2003. During fiscal 2001, 2002 and 2003 cash in the amount of $0.02 million, $0.3 million and $0.1 million, respectively, was received for the outstanding loans to officers and employees.

Note 9. Accrued Liabilities

Significant components of accrued liabilities are:

	March 31,	
	2003	2002
	(In thousands)	
Accrued expenses	$1,597	$ 636
Accrued commissions	657	775
Warranty accrual	400	500
Other	1,547	1,187
	$4,201	$3,098

Note 10. Leases

The Company leases equipment under capital and non-cancelable operating leases. The Company also leases certain facilities used in operations under non-cancelable operating leases that expire at various times through the year 2007. Property and equipment include the following amounts under leases that have been capitalized:

	March 31,	
	2003	2002
	(In thousands)	
Equipment	$ 8,413	$ 8,994
Less accumulated amortization	(4,069)	(2,652)
	$ 4,344	$ 6,342

Amortization of leased assets is included in depreciation and amortization expense. Certain of the leased assets require the Company to maintain adequate liability insurance coverage. The leases are secured by the related assets.

Future minimum payments under capital and non-cancelable operating leases with initial terms of one year or more consisted of the following at March 31, 2003:

	Capital Leases	Operating Leases
	(In thousands)	
2004	$ 686	$3,880
2005	565	2,572
2006	279	775
2007	—	89
2008	—	56
Thereafter	—	499
Total minimum lease payments	1,530	$7,871
Less amounts representing interest	(140)	
Present value of net minimum lease payments	1,390	
Less current portion	(597)	
	$ 793	

Rent expense was approximately $5.5 million, $7.2 million, and $5.9 million for the years ended March 31, 2003, 2002, and 2001, respectively.

Note 11. Long-Term Debt

The Company has various equipment notes outstanding with lenders, which are secured by the related equipment and carry interest rates ranging from 8.87% to 10.97%. Several of these notes have covenants attached pertaining to liquidity levels and minimum tangible net worth. As of March 31, 2003 the Company was in compliance with all covenants.

Future minimum principle payments on debt consisted of the following at March 31, 2003:

	Debt
	(In thousands)
2004	$ 2,550
2005	1,829
2006	290
Total minimum principle payments	4,669
Less current portion	(2,543)
Non-current portion	$ 2,126

Note 12. Income Taxes

Significant components of the provision (benefit) for income taxes are as follows:

	Years Ended March 31,		
	2003	2002	2001
	(In thousands)		
Current:			
Federal	$ —	$(244)	$125
State	—	—	—
Foreign	136	64	—
Total current	136	(180)	125
Deferred:			
Federal	—	—	—
State	—	—	—
Total deferred	—	—	—
Provision (benefit) for income taxes	$136	$(180)	$125

Income (loss) before provision for income taxes consisted of the following:

	Years Ended March 31,		
	2003	2002	2001
	(In thousands)		
Domestic	$(17,338)	$(23,076)	$(10,707)
Foreign	447	278	230
Income (loss) before provision for income taxes	$(16,891)	$(22,798)	$(10,477)

The reconciliation of the provision (benefit) for income taxes computed at the United States federal statutory tax rate to the effective tax rate is as follows:

	Years Ended March 31,					
	2003		2002		2001	
	Amount	Percent	Amount	Percent	Amount	Percent
	(In thousands, except percentages)					
At U.S. statutory rate	$(5,743)	(34.0)%	$(7,751)	(34.0)%	$(3,545)	(34.0)%
Change in valuation allowance	4,219	25.0	7,751	34.0	3,545	34.0
In-process research and development	1,501	8.9	—	—	—	—
Foreign taxes	136	0.8	64	0.3	—	—
Benefit due to change in tax law	—	—	(244)	(1.1)	—	—
Federal alternative minimum tax	—	—	—	—	125	1.2
Other	23	0.1	—	—	—	—
Provision (benefit) for income taxes	$ 136	0.8%	$ (180)	(0.8)%	$ 125	1.2%

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's deferred tax assets and liabilities are as follows:

	March 31,	
	2003	2002
	(In thousands)	
Deferred tax assets:		
Inventory valuation	$ 5,650	$ 4,637
Accruals and reserves not deductible for tax purposes	2,005	6,394
Net operating loss carryforwards	12,829	7,158
Tax credit carryforwards	2,197	1,925
Other	896	484
Deferred tax assets	23,577	20,598
Valuation allowance	(22,972)	(20,598)
	$ 605	$ —
Deferred tax liabilities:		
Acquisition-related item	$ (605)	$ —
Net deferred tax assets	$ —	$ —

As of March 31, 2003 the Company had net deferred tax assets of approximately $23.0 million. Realization of the deferred tax assets is dependent upon future earnings, the timing and amount of which are uncertain. Accordingly, a valuation allowance, in an amount equal to the net deferred tax assets as of March 31, 2003 was recorded.

The valuation allowance for deferred tax assets increased by approximately $2.4 million, $9.7 million and $3.6 million during the years ended March 31, 2003, March 31, 2002 and March 31, 2001, respectively. Approximately $1.0 million of the valuation allowance was attributable to acquisition-related items that if and when realized in future periods, will first reduce the carrying value of long-lived intangible assets of the acquired subsidiary and then income tax expense.

As of March 31, 2003, the Company had federal net operating loss and tax credit carryforwards of approximately $35.3 million and $0.9 million, respectively. The federal net operating loss and tax credit carryforwards will expire beginning in 2021 and 2012, if not utilized.

The Company also had state net operating loss and tax credit carryforwards of approximately $14.0 million and $2.0 million, respectively. The state net operating loss and California Manufacturer's Investment credit carryforwards will expire beginning in 2007 and 2010, if not utilized. The state research and development tax credits will carry forward indefinitely.

Utilization of the net operating loss carryforwards and tax credit carryforwards may be subject to substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating loss carryforwards and tax credit carryforwards before utilization.

Note 13. Salary Deferral Plan

The Company maintains a Salary Deferral Plan (the Plan) which is qualified under Section 401(k) of the Internal Revenue Code and allows all eligible employees to defer a percentage of their earnings on a pretax basis through contributions to the Plan. The Plan provides for employer contributions at the discretion of the

Board of Directors. Company contributions to the Plan were approximately $185,000 in fiscal 2003, $253,000 in fiscal 2002, and $159,000 in fiscal 2001. Administrative expenses relating to the Plan are insignificant.

Note 14. Shareholders' Equity

Preferred Stock

The Board of Directors has the authority, without further action by the shareholders, to issue up to 2,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participation, optional, or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock.

Employee Stock Purchase Plan

Under the Company's Employee Qualified Stock Purchase Plan (the ESPP), 500,000 shares of common stock were originally reserved for issuance to employees of the Company. On July 27, 2001 the Company's shareholders approved an amendment to the ESPP to increase the number of shares of common stock reserved for issuance thereunder from 500,000 to 1,000,000. During the fiscal year ended March 31, 2003, 2002, and 2001, 80,645, 71,087, and 121,045 shares of common stock, respectively, were purchased under the ESPP. The Company has 381,206 shares remaining reserved for future issuance under this Plan.

Stock Option Plans

1994 Stock Option Plan

Under the 1994 Stock Option Plan (the 1994 Plan), which was approved in April 1994 and expires ten years from adoption, the Company may grant either incentive stock options or nonstatutory stock options to certain employees and consultants as designated by the Board of Directors. The 1994 Plan provides that (i) the exercise of an incentive stock option will be no less than the fair market value of the Company's common stock at the date of grant, (ii) the exercise price of a nonstatutory stock option will be no less than 85% of the fair market value, and (iii) the exercise price to an optionee who possesses more than 10% of the total combined voting power of all classes of stock will be no less than 110% of the fair market value. The plan administrator has the authority to set exercise dates (no longer than ten years from the date of grant or five years for an optionee who meets the 10% criteria), payment terms, and other provisions for each grant. Unexercised options are canceled upon termination of employment and become available under the 1994 Plan. The number of shares reserved for issuance under the 1994 Plan shall be increased by an amount equal to the lesser of (i) 250,000 shares, (ii) 3% of the outstanding shares of the Company's common stock on such a date or (iii) a lesser amount determined by the Board of Directors of the Company. The Company has reserved 1,874,947 shares for future issuance under the 1994 Plan.

2000 Nonstatutory Stock Option Plan

On March 23, 2000, the Board of Directors approved the 2000 Nonstatutory Stock Option Plan (the 2000 Plan) under which 200,000 shares of common stock have been reserved for issuance to employees and consultants. The Company has 200,000 shares remaining reserved for future issuance under the 2000 plan.

Tavanza, Inc. Statutory Stock Option Plan

On October 29, 2002, the Company assumed all the outstanding options to purchase Tavanza common stock included in the Tavanza, Inc. Statutory Stock Option Plan, (the Tavanza Plan). The Company has reserved 190,000 shares for future issuance under the Tavanza Plan upon exercise of the assumed options.

Activity under the 1994 Plan, the 2000 Plan and the Tavanza Stock Option Plan is set forth below:

	Shares Available for Grant	Options Outstanding		Weighted Average Exercise Price
		Number of Shares	Price Per Share	
Balance at March 31, 2000	250,086	1,078,320	$ 3.00 – $52.63	$ 6.31
Additional shares authorized for 1994 Plan	750,000			
Shares authorized for 2000 Plan	200,000			
Options granted	(722,500)	722,500	12.63 – 53.75	31.43
Options exercised	—	(194,422)	3.00 – 7.63	4.90
Options canceled and expired	56,806	(56,806)	4.00 – 53.75	23.83
Balance at March 31, 2001	534,392	1,549,592	$ 3.00 – $53.75	$17.48
Additional shares authorized for 1994 Plan	250,000			
Options granted	(709,000)	709,000	10.00 – 14.53	11.02
Options exercised	—	(224,713)	3.00 – 13.13	5.15
Options canceled and expired	209,585	(209,585)	4.00 – 53.75	18.34
Balance at March 31, 2002	284,977	1,824,294	$ 3.00 – $53.75	$16.39
Assumed Tavanza, Inc. Statutory stock option plan	200,000			
Options granted	(375,000)	375,000	6.74 – 9.44	7.65
Options exercised	—	(33,324)	4.00 – 6.94	5.61
Options canceled and expired	171,059	(182,059)	3.00 – 53.75	15.09
Balance at March 31, 2003	281,036	1,983,911	$ 3.00 – $53.75	$14.98

At March 31, 2002 and 2001, outstanding options covering 1,074,169 and 585,031 shares were exercisable.

The following table summarizes information about stock options outstanding and exercisable at March 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$3.00– $7.05	702,203	6.47 years	$ 5.78	460,301	$ 5.17
$7.92–$12.13	768,500	8.71 years	$10.47	241,137	$10.88
$13.13–$53.75	513,208	7.39 years	$34.31	372,731	$33.40
	1,983,911	7.57 years	$14.98	1,074,169	$16.23

The Company utilized the intrinsic value method in accounting for its stock options since, as discussed below, the alternative fair market value accounting requires the use of option valuation models that were not developed for use in valuing stock options. Under the intrinsic value method, if the exercise price of the Company's stock options is equal to the market price of the underlying stock on the date of grant, no expense is recognized.

Pro forma information regarding net loss and net loss per share, as disclosed in note 1, is required by Statement of Financial Accounting Standards No. 123, Accounting for Stock-based Compensation (SFAS

123), as amended by SFAS 148, and has been determined as if the Company had accounted for its stock options granted subsequent to December 31, 1994 under the fair value method of SFAS 123. The fair market value for options granted prior to December 1995, the date of the initial public offering of the Company's common stock, was estimated at the date of grant using the Minimum Value Method. The fair market value for options granted subsequent to December 1995 was estimated at the date of grant using the Black-Scholes option-pricing model. The Company valued its employee stock options using the following weighted-average assumptions:

	Years Ended March 31,		
	2003	2002	2001
Risk-free interest rate	4.1%	5.0%	5.7%
Dividend yield	0.0%	0.0%	0.0%
Volatility	88.7%	90.5%	92.1%
Expected life of options	5 years	5 years	5 years

The Company used the following weighted average assumptions for its ESPP:

	Years Ended March 31,		
	2003	2002	2001
Risk-free interest rate	1.7%	4.1%	5.7%
Dividend yield	0.0%	0.0%	0.0%
Volatility	88.7%	90.5%	92.1%
Expected life of options	0.5 years	0.5 years	0.5 years

The Black-Scholes option valuation model was developed for use in estimating the fair market value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair market value estimate, in management's opinion, the existing models do not necessarily provide a reliable measure of the fair market value of its options.

The weighted average grant date fair value of options granted during the fiscal years ended March 31, 2003, 2002, and 2001 was $5.92, $7.99, and $23.18, respectively. The weighted average grant date fair value of ESPP shares granted during the fiscal years ended March 31, 2003, 2002, and 2001 was $3.01, $6.35, and $4.11, respectively.

Outside Directors' Stock Option Plan

Under the Outside Directors' Stock Option Plan (the Directors' Plan), options are granted automatically at periodic intervals to nonemployee members of the Board of Directors at an exercise price equal to 100% of the fair market value of the common stock on the date of grant. Such options have a maximum term of 10 years. New directors are automatically granted options to purchase 6,000 shares of common stock at their date of election or appointment to the Board. On the fourth anniversary of serving on the Board and on each anniversary thereof, each director is automatically granted an additional 1,500 options to purchase shares of common stock. During the fiscal year ended March 31, 2003, 12,000 options to purchase shares of common stock were granted. At March 31, 2003, options to purchase 45,000 shares of common stock were outstanding of which 33,000 options were exercisable at weighted average exercise prices of $9.01 and $9.72, respectively. The Company had 72,000 shares reserved for future issuance under the Directors' Plan as of the end of fiscal 2003. See Note 20 for option grants subsequent to March 31, 2003.

Purchase Rights

The Board of Directors declared a dividend of one right for each share of common stock (the Right) to be paid on April 8, 1999, to shareholders of record at such date. Each Right represents the right to purchase one one-thousandth of a share of preferred stock at an exercise price of $45.00 per Right. All common stock issued after April 9, 1999 contains the Right. See Note 20 for subsequent changes to the rights plan.

Note 15. Business Segment Data and Related Information

The Company operates in one business segment, the sale of GaAs-based products for the wireless communications market to semiconductor and subsystems customers.

The chief operating decision-maker has been identified as the Chief Executive Officer (CEO). Revenue from semiconductor components was $29.3 million in fiscal 2003, $30.4 million in fiscal 2002 and $42.0 million in fiscal 2001. Revenue from GaAs-based subsystems was $20.1 million in fiscal 2003, $26.7 million in fiscal 2002 and $43.1 million in fiscal 2001.

Significant customers representing 10% or more of total revenues

During the fiscal year ended March 31, 2003, Motorola accounted for approximately 41% of net sales. During the fiscal year ended March 31, 2002, Motorola accounted for approximately 43% of net sales. During the fiscal year ended March 31, 2001, Motorola accounted for approximately 21% of net sales, and DMC Stratex Networks accounted for approximately 10% of net sales.

The following is a summary of operations by geographic region:

	Years Ended March 31,		
	2003	2002	2001
		(In thousands)	
Net sales to customers:			
United States	$16,366	$39,541	$49,780
China	9,771	—	—
Mexico	8,912	5,521	6,974
Japan	4,149	4,530	4,586
Europe	3,630	3,064	8,283
Korea	3,277	280	4,187
Brazil	2,357	2,336	4,054
Canada	710	—	—
Israel	32	262	5,726
Other	219	1,516	1,472
	$49,423	$57,050	$85,062
Net property and equipment:			
United States	$ 9,997	$11,984	$20,761
United Kingdom	848	2,558	2,870
Philippines	139	297	367
South Korea	45	—	—
	$11,029	$14,839	$23,998

Net sales to customers are based on the customers' billing location. Long-lived assets are those assets used in each geographical area.

Note 16. Contingencies

The Company operates in the semiconductor industry and may from time to time become party to litigation. Management is currently not aware of any potential or pending litigation that could reasonably be expected to have a material adverse effect on the Company's financial condition or result of operations.

Note 17. Commitments

The Company has contractual commitments as of March 31, 2003, relating to its engagement of financial advisory firms pursuant to which the Company will be required to incur aggregate minimum future costs of approximately $1.75 million through November 2004, of which $0.9 million has been expensed in the first quarter of fiscal 2004. However, as is customary for contracts of this type, these commitments may increase above the minimum depending on the value of any strategic transaction the Company may complete, or the value of its common stock in the event that there is no strategic transaction.

Note 18. Supplemental Cash Flow Information

	Years Ended March 31,		
	2003	2002	2001
	(In thousands)		
Cash paid for interest	$ 711	$695	$412
Cash paid for income taxes	74	77	1
Capital lease obligations incurred to acquire equipment	100	189	335
Assumption of options as consideration for acquisition of Tavanza, Inc. assets	1,000	—	—

Note 19. Quarterly Results of Operations (Unaudited)

The following table presents unaudited quarterly data for the eight quarters ended March 31, 2003. This information has been presented on the same basis as the audited consolidated financial statements. All necessary adjustments have been included in the amounts stated below to present fairly the unaudited quarterly results. Results of operations for any quarter are not necessarily indicative of the results to be expected for the entire fiscal year or for any future period. Certain amounts have been reclassified to conform to annual disclosures.

	Three Months Ended							
	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001(1)	Mar. 31, 2002(2)	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002(3)	Mar. 31, 2003
	(In thousands, except per share data)							
Consolidated Statement of Operations Data:								
Net sales	$14,012	$15,131	$ 14,680	$13,227	$15,341	$15,484	$ 10,523	$ 8,075
Gross profit (loss)	(1,214)	862	2,869	2,694	3,955	3,880	1,922	565
Loss from operations	(6,441)	(3,677)	(12,582)	(1,871)	(1,404)	(1,621)	(10,299)	(4,651)
Net loss	$(5,119)	$(2,732)	$(11,919)	$(2,848)	$(1,267)	$(1,168)	$(10,050)	$(4,542)
Basic and diluted net loss per share	$ (0.43)	$ (0.23)	$ (0.99)	$ (0.23)	$ (0.10)	$ (0.10)	$ (0.82)	$ (0.37)
Shares used in net loss per share calculation:								
Basic and diluted	11,960	12,071	12,097	12,174	12,231	12,280	12,301	12,328

(1) The quarter ended December 31, 2001 includes a fixed asset impairment charge of approximately $11.0 million.

(2) The quarter ended March 31, 2002 includes a $1.7 million strategic investment write-down.

(3) The quarter ended December 31, 2002 included a $4.4 million charge for in-process research and development and a $2.8 million dollar special charge due to restructuring activities.

Note 20. Subsequent Events

In May 2003 the Company's Board of Directors entered into an agreement with the Celeritek Shareholder Protective Committee (the "Committee"). (See Note 5 Costs Related to Shareholder Actions for details during fiscal 2003). Under the terms of the settlement, the Company has expanded its Board of Directors from six directors to seven. The new Board is now composed of three of the Company's directors who were directors prior to the settlement, three directors nominated by the Committee and one member who is not affiliated with either the Company or the Committee.

The four new directors were each automatically granted options to purchase 6,000 shares of common stock. Consequently, the Company currently has 3,000 options available for grant under the Directors' Plan.

On June 6, 2003 the Company amended the Rights Plan to accelerate the final expiration date of the Preferred Share Purchase Rights issued thereunder from April 8, 2009 to June 13, 2003. The Company terminated the Rights Plan upon expiration of the purchase rights on June 13, 2003.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereupon duly authorized.

CELERITEK, INC.

Date: June 27, 2003

By: /s/ TAMER HUSSEINI

Tamer Husseini
Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature below constitutes and appoints Tamer Husseini and Margaret E. Smith, jointly and severally, his or her attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorney-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ TAMER HUSSEINI Tamer Husseini	Chairman, President and Chief Executive Officer (Principal Executive Officer)	June 27, 2003
/s/ MARGARET E. SMITH Margaret E. Smith	Vice President, Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	June 27, 2003
/s/ ROBERT J. GALLAGHER Robert J. Gallagher	Director	June 27, 2003
/s/ J. MICHAEL GULLARD J. Michael Gullard	Director	June 27, 2003
/s/ LLOYD I . MILLER Lloyd I. Miller	Director	June 27, 2003
/s/ BRYANT R. RILEY Bryant R. Riley	Director	June 27, 2003
/s/ MICHAEL B. TARGOFF Michael B. Targoff	Director	June 27, 2003
/s/ CHARLES P. WAITE Charles P. Waite	Director	June 27, 2003

CERTIFICATIONS

I, Tamer Husseini, certify that:

1. I have reviewed this annual report on Form 10-K of Celeritek, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003

By: /s/ TAMER HUSSEINI

Name: Tamer Husseini

Title: Chief Executive Officer

I, Margaret E. Smith, certify that:

1. I have reviewed this annual report on Form 10-K of Celeritek, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003

By: /s/ MARGARET E. SMITH

Name: Margaret E. Smith

Title: Chief Financial Officer

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

Allowance for Doubtful Accounts

(in thousands)

Period	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions(1)	Balance at End of Period
Year Ended 3/31/03	$1,183	$ 277	$ 834	$ 626
Year Ended 3/31/02	$1,977	$ 557	$1,351	$1,183
Year Ended 3/31/01	349	1,645	17	1,977

(1) Deductions represent write-offs of uncollectable accounts receivable.

INDEX OF EXHIBITS

Exhibit Number	Description
3.1(1)	Amended and Restated Articles of Incorporation of Registrant.
3.2	Bylaws of Registrant, as amended through May 28, 2003.
4.1(2)	Form of Registrant's Stock Certificate.
4.2(2)	Third Modification Agreement (including Registration Rights Agreement) dated July 30, 1990, between the Registrant and certain investors.
4.3(6)	Shareholders Rights Agreement dated March 25, 1999, by and between the Registrant and BankBoston, N.A.
4.4(14)	Registration Rights Agreement, dated February 4, 2000, between the Registrant and the parties identified on Exhibit A thereto.
10.1(2)	1985 Stock Incentive Program and forms of Incentive Stock Option Agreement and Nonstatutory Stock Option Agreement.
10.2(4)	1994 Stock Option Plan, as amended, and form of Stock Option Agreement.
10.3(10)	Employee Qualified Stock Purchase Plan, as amended, and form of Subscription Agreement.
10.4(2)	Outside Director's Stock Option Plan and form of Stock Option Agreement.
10.5(2)	Form of Directors' and Officers' Indemnification Agreement.
10.6(2)	Lease Agreement dated April 1, 1993 between the Registrant and Berg & Berg Developers.
10.7(3)	Lease agreement dated April 11, 1997 between the Registrant and Spieker Properties, L.P.
10.8(7)	First Amendment to Lease dated June 17, 1999 by and between Registrant and Mission West Properties, L.P. II (formerly known as Berg & Berg Developers).
10.9(8)	2000 Nonstatutory Stock Option Plan.
10.10(8)	Share Subscription Agreement by and between the Registrant and Suntek Compound Semiconductor Co. LTD, dated December 5, 2000.
10.11(9)	Joint Venture Agreement, dated as of December 20, 2001, by and among Celeritek, Inc., UBE Electronics, Ltd. and NewGen Telecom Co., Ltd.
10.12(11)	Stock Purchase agreement, dated as of March 18, 2002, by and among Celeritek, Inc. and NewGen Telecom Co., Ltd.
10.13(12)	Change of Control Severance Agreement by and between Celeritek, Inc. and Tamer Husseini, dated November 22, 2002.
10.14(12)	Change of Control Severance Agreement by and between Celeritek, Inc. and Margaret E. Smith, dated November 22, 2002.
10.15(15)	Tavanza, Inc. 2000 Stock Incentive Plan.
21	Subsidiaries of Celeritek.
23.1	Consent of Ernst & Young LLP, Independent Auditors.
24	Power of Attorney (see signature page).
99.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.2(12)	Charter for the Audit Committee of the Board of Directors.
99.3(12)	Charter for the Compensation Committee of the Board of Directors.
99.4(12)	Charter for the Corporate Governance and Nominating Committee of the Board of Directors.
99.5(12)	Corporate Governance Guidelines.
99.6(13)	Settlement Agreement, dated May 28, 2003, between Celeritek, Inc., the Celeritek Shareholder Protective Committee and the members and certain affiliates of the Celeritek Shareholder Protective Committee.

(Footnotes are on following page)

(1) Incorporated by reference to our Form 8-K filed on July 29, 2002.

(2) Incorporated by reference to the identically numbered exhibits to our Registration Statement of Form S-1 (Commission File No. 33-98854), which became effective on December 19, 1995.

(3) Incorporated by reference to our Form 10-K filed for the fiscal year ended March 31, 1997.

(4) Incorporated by reference to our Statement on Form S-8 (Commission File No. 333-52037), filed May 7, 1998.

(5) Incorporated by reference to our Form 10-K filed for the fiscal year ended March 31, 1999.

(6) Incorporated by reference to our Form 8-A filed on April 1, 1999.

(7) Incorporated by reference to our Form 10-K/A filed for the fiscal year ended March 31, 2000.

(8) Incorporated by reference to our Form 10-K filed for the fiscal year ended March 31, 2001.

(9) Incorporated by reference to our Form 10-Q filed for the quarter ended December 31, 2001.

(10) Incorporated by reference to our Form S-8 filed on August 15, 2001.

(11) Incorporated by reference to our Form 10-K filed for the fiscal year ended March 31, 2002.

(12) Incorporated by reference to our Form 8-K filed on April 16, 2003.

(13) Incorporated by reference to our Form 8-K filed on May 28, 2003.

(14) Incorporated by reference to our Form S-3 filed on February 25, 2000.

(15) Incorporated by reference to our Form 8-8 filed on January 16, 2003.

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BOARD OF DIRECTORS

ROBERT J. GALLAGHER
Private Investor

J. MICHAEL GULLARD
General Partner
Cornerstone Management

TAMER HUSSEINI
Chairman of the Board
President and Chief Executive Officer
Celeritek, Inc.

LLOYD MILLER
Private Investor

BRYANT R. RILEY
Chairman and Chief Executive Officer
B. Riley & Company

MICHAEL B. TARGOFF
Owner
Michael B. Targoff & Co.

CHARLES P. WAITE
Special Limited Partner
Greylock Ventures
Limited Partnership

OFFICERS

TAMER HUSSEINI
Chairman of the Board
President and Chief Executive Officer

PERRY A. DENNING
Vice President,
Semiconductor Division

THURMAN DOBBS
Vice President,
Sales

RICHARD FINNEY
Vice President,
Subsystems Division

DAMIAN MCCANN
Vice President, Advanced Marketing
and Technology

GARY J. POLICKY
Vice President
Chief Technical Officer

MARGARET SMITH
Vice President, Finance and
Chief Financial Officer

LOCATIONS

Corporate Headquarters
3236 Scott Boulevard
Santa Clara, CA 95054
(408) 986-5060
www.celeritek.com

Celeritek UK LTD-Belfast
Woodchester House
Newforge Lane
Belfast BT9 5NW

INDEPENDENT ACCOUNTANTS

Ernst & Young LLP
303 Almaden Boulevard
San Jose, CA 95110

ATTORNEYS

Wilson Sonsini Goodrich & Rosati, P.C.
650 Page Mill Road
Palo Alto, CA 94304

TRANSFER AGENT AND REGISTRAR

EquiServe Trust Company, N.A.
c/o EquiServe, Inc.
P.O. Box 43010
Providence, RI 02940-3010

ANNUAL SHAREHOLDER MEETING

August 27, 2003
10:00 am
Corporate Headquarters

STOCK MARKET INFORMATION

The common stock is traded on
The Nasdaq Stock Market under the
symbol CLTK

CORPORATE AND INVESTOR INFORMATION

A copy of the Company's Annual Report and Form 10-K are available upon written request from:

INVESTOR RELATIONS
Celeritek, Inc.
3236 Scott Boulevard
Santa Clara, CA 95054
or email invrel@celeritek.com

For the latest press releases and earnings releases visit our website at www.celeritek.com

The letter to shareholders contains forward-looking statements within the meaning of the Private-Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements regarding our expectations about: the introduction of standard products increasing our addressable market and leading to increasing revenues and a return to profitability; future design wins for our 3mm x 3mm power amplifier modules; expanding our addressable market; customer service for Asian customers; and the defense business as a growing part of our business. These, and other forward-looking statements, are subject to business and economic risks and uncertainties that could cause our actual results of operations to differ materially from those contained in the forward-looking statements. These risks include, without limitation, failure to secure design wins and volume sales for our new products; the loss of existing major customers; declining general economic and industry conditions in the United States and Asia; and problems integrating acquired technology. Please see our Form 10-K filed with the Securities and Exchange Commission for a description of the risks and uncertainties that could cause our actual results to differ materially from those contained in the forward-looking statements. Unless required by law, we undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.

CELERITEK

3236 Scott Boulevard
Santa Clara, CA 95054
(408) 986-5060

www.celeritek.com